8/25

[redacted]

05010733

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME OAO OMZ

*CURRENT ADDRESS

PROCESSED

AUG 2 6 2005 B

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 5063 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 8/25/05

82-5063

RECEIVED
2005 AUG 25 P 1:[illegible]
OFFICE OF INTERNATIONAL CORPORATE FINANCE

AR/S
12-31-04

OMZ (Uralmash-Izhora Group)

OAO OMZ

International Financial Reporting Standards
Consolidated Financial Statements

31 December 2004

~~United Heavy Machinery~~

Contents

PRICEWATERHOUSECOOPERS

ZAO PricewaterhouseCoopers Audit
Kosmodamianskaya Nab. 52, Bld. 5
113054 Moscow
Russia
Telephone +7 (095) 967 6000
Facsimile +7 (095) 967 6001

AUDITORS' REPORT

To the Shareholders of OAO OMZ (Uralmash-Izhora Group)

1 We have audited the accompanying consolidated balance sheet of OAO OMZ and its subsidiaries (the Group) as of 31 December 2004 and the related consolidated statements of income, of cash flow and of changes in shareholders' equity for the year then ended. These financial statements, as set out on pages 1 to 43, are the responsibility of the Group's management. Our responsibility is to express an opinion on these financial statements based on our audit.

2 We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3 In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of 31 December 2004, and the results of its operations and its cash flows for the year then ended in accordance with International Financial Reporting Standards.

PricewaterhouseCoopers

29 April 2005
Moscow, Russian Federation

(in thousands of US dollars except for per share amounts)

OMZ

	Note	As at 31 December			
		Continuing operations		Discontinued operations	Entity
		2004	2003	2003	2003
ASSETS					
Current assets:					
Cash and cash equivalents	8	24,393	8,049	16,012	24,061
Trade and other receivables	9	443,236	281,868	115,939	356,138
Inventories	10	145,295	132,782	61,841	194,623
Other current financial assets	11	3,512	4,780	6,385	8,253
Total current assets		**616,436**	**427,479**	**200,177**	**583,075**
Non-current assets:					
Property, plant and equipment	12	201,298	133,569	80,355	213,924
Deposit on investments	13	-	5,031	10	5,041
Intangible assets	14	41,951	9,805	4,409	14,214
Negative goodwill	16	(22,379)	(26,977)	(15,519)	(42,496)
Deferred tax asset	28	7,071	8,895	2,274	11,169
Non-current financial assets	15	56,667	6,990	42,861	49,851
Investments in discontinued operations	3	-	84,754	-	-
Total non-current assets		**284,608**	**222,067**	**114,390**	**251,703**
Total assets		**901,044**	**649,546**	**314,567**	**834,778**
LIABILITIES					
Current liabilities:					
Trade and other payables	17	461,892	254,146	100,054	323,496
Short-term borrowings	18	122,045	195,036	24,228	205,387
Total current liabilities		**583,937**	**449,182**	**124,282**	**528,883**
Non-current liabilities:					
Long-term borrowings	18	97,438	43,503	183	43,686
Long-term taxes payable	19	10,447	27,739	2,585	30,324
Deferred tax liability	28	29,126	8,121	14,227	22,348
Other long-term liabilities	20	8,877	1,905	37,610	39,515
Total non-current liabilities		**145,888**	**81,268**	**54,605**	**135,873**
Total liabilities		**729,825**	**530,450**	**178,887**	**664,756**
EQUITY					
Equity and reserves attributable to the Company's equity holders:					
Share capital	21	419	394	86,568	394
Share premium		104,081	96,487	-	96,487
Treasury shares	21	(44,507)	(33)	-	(33)
Hedging reserve	21	812	-	-	-
Currency translation reserve		14,773	388	935	3,137
Retained earnings (deficit)		70,251	(1,325)	6,624	5,299
		145,829	**95,911**	**94,127**	**105,284**
Minority interest		25,390	23,185	41,553	64,738
Total equity		**171,219**	119,096	**135,680**	**170,022**
Total liabilities and equity		**901,044**	**649,546**	**314,567**	**834,778**

General Director
Lipsky S.V.

Chief Financial Officer
Filatov S.N.

(in thousands of US dollars unless otherwise stated)

	Note	2004 Continuing operations	2004 Discontinued operations	2004 Entity	2003 Continuing operations	2003 Discontinued operations	2003 Entity
Sales		523,797	137,594	661,391	340,109	206,126	546,235
Cost of sales	23	(421,783)	(100,007)	(521,790)	(235,315)	(157,664)	(392,979)
Gross profit		**102,014**	**37,587**	**139,601**	**104,794**	**48,462**	**153,256**
Selling expenses	24	(21,158)	(2,613)	(23,771)	(12,193)	(2,782)	(14,975)
General and administrative expenses	25	(83,083)	(19,359)	(102,442)	(85,762)	(30,663)	(116,425)
Other operating income and expenses	26	13,651	301	13,952	24,958	(6,417)	18,541
Operating profit before negative goodwill		**11,424**	**15,916**	**27,340**	**31,797**	**8,600**	**40,397**
Negative goodwill	6	113,907	-	113,907	-	-	-
Operating profit		**125,331**	**15,916**	**141,247**	**31,797**	**8,600**	**40,397**
Finance income/(expense) – net	27	2,390	(16)	2,374	(12,562)	4,054	(8,508)
Loss from equity accounted investments	7	-	-	-	(4,707)	(256)	(4,963)
Profit before taxation and sale of discontinued operations		**127,721**	**15,900**	**143,621**	**14,528**	**12,398**	**26,926**
Income tax benefit (expense)	28	(12,724)	(7,219)	(19,943)	1,882	(6,120)	(4,238)
Profit for the year before loss from sale of discontinued operations		**114,997**	**8,681**	**123,678**	**16,410**	**6,278**	**22,688**
Loss from sale of discontinued operations	7	(53,975)	-	(53,975)	-	-	-
Profit for the year		**61,022**	**8,681**	**69,703**	**16,410**	**6,278**	**22,688**
Attributable to:							
Equity holders of the Company		59,116	4,398	63,514	20,246	4,737	24,983
Minority interest		1,906	4,283	6,189	(3,836)	1,541	(2,295)
		61,022	**8,681**	**69,703**	**16,410**	**6,278**	**22,688**
Earnings per share attributable to the equity holders of the Company (in US dollars)							
- basic	31	1.85	0.14	1.99	0.64	0.14	0.78
- diluted	31	1.82	0.13	1.95	0.61	0.14	0.75

(in thousands of US dollars unless otherwise stated)

	Note	2004 Continuing operations	2004 Discontinued operations	2004 Entity	2003 Continuing operations	2003 Discontinued operations	2003 Entity
Cash flows from operating activities							
Profit before taxation and sale of discontinued operations		127,721	15,900	143,621	14,528	12,398	26,926
Adjustments for:							
Depreciation and amortization	23,25	17,713	5,544	23,257	7,776	8,598	16,374
Change in provisions for impairment and other provisions	26	25,070	(572)	24,498	(1,865)	5,615	3,750
Gain on sale of non-core business units	26	(21,352)	(12)	(21,364)	(14,666)	-	(14,666)
Negative goodwill, recognized in profit	6	(113,907)	-	(113,907)	-	-	-
Gain from disposal of property, plant and equipment	26	(6,831)	(263)	(7,094)	(3,149)	209	(2,940)
Gain on release from government financing and tax penalties	26	(9,613)	159	(9,454)	(2,738)	(356)	(3,094)
Net finance cost adjusted for foreign exchange differences	27	19,377	1,311	20,688	20,890	455	21,345
Loss from equity accounted investments		-	(161)	(161)	4,707	256	4,963
Unrealized foreign exchange effect on non-operating items		(9,806)	(1,004)	(10,810)	(3,920)	(860)	(4,780)
Adjustments for non-cash investing activities	21	-	-	-	3,999	-	3,999
Operating cash flows before working capital changes		**28,372**	**20,902**	**49,274**	**25,562**	**26,315**	**51,877**
Decrease (increase) in accounts receivable and prepayments		(90,387)	(32,919)	(123,306)	(95,981)	(44,920)	(140,901)
Decrease (increase) in inventories		16,832	(21,446)	(4,614)	(24,133)	(11,448)	(35,581)
Increase (decrease) in trade and other accounts payable		62,717	16,701	79,418	44,616	8,002	52,618
Cash provided from (used in) operations		**17,534**	**(16,762)**	**772**	**(49,936)**	**(22,051)**	**(71,987)**
Income taxes paid		(1,082)	(3,171)	(4,253)	(2,735)	(1,668)	(4,403)
Net cash provided from (used in) operating activities		**16,452**	**(19,933)**	**(3,481)**	**(52,671)**	**(23,719)**	**(76,390)**
Cash flows from investing activities:							
Proceeds from sale of non-core business units, including discontinued operations		58,946	4,876	63,822	14,664	-	14,664
Cash of discontinued operations at the date of disposal		-	(17,125)	(17,125)			
Purchases of property, plant and equipment, intangibles		(6,840)	(4,667)	(11,507)	(13,292)	(3,958)	(17,250)
Proceeds from the sale of property, plant and equipment, intangibles and development costs		7,453	396	7,849	5,427	174	5,601
Net sale/(purchases) of financial assets		(6,039)	(337)	(6,376)	744	1,604	2,348
Deposit on investments	13	-	-	-	(5,041)	-	(5,041)
Business combinations	6	5,819	-	5,819	(32,290)	10,902	(21,388)
Purchase of associates		-	-	-	(4,963)	-	(4,963)
Net change in deposits		4,744	1,759	6,503	(1,937)	1,492	(445)
Interest received		2,477	201	2,678	252	1,750	2,002
Net proceeds from loans issued		9,567	-	9,567	(7,042)	(7,211)	(14,253)
Net cash provided from (used in) investing activities		**76,127**	**(14,897)**	**61,230**	**(43,478)**	**4,753**	**(38,725)**
Cash flows from financing activities:							
Proceeds from borrowings		144,043	33,182	177,225	110,920	27,520	138,440
Repayment of borrowings		(149,769)	(12,392)	(162,161)	(4,199)	-	(4,199)
Repayment of long-term taxes payable		(5,324)	(688)	(6,012)	(7,035)	-	(7,035)
Sale/(purchase) of treasury shares		(42,500)	-	(42,500)	418	-	418
Interest paid		(26,996)	(1,513)	(28,509)	(19,171)	(2,073)	(21,244)
Dividends paid		(1)	-	(1)	(1)	-	(1)
Net cash (used in) provided from financing activities		**(80,547)**	**18,589**	**(61,958)**	**80,932**	**25,447**	**106,379**
Effect of exchange rate changes		4,312	229	4,541	1,030	911	1,941
Net increase (decrease) in cash and cash [illegible]		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

(in thousands of US dollars unless otherwise stated)

	Note	Attributable to shareholders						Minority interest	Total equity
		Share capital	Share premium	Treasury shares	Hedging reserve	Currency translation reserve	Retained earnings		
Balance at 31 December 2002		**366**	**83,662**	**(38)**	**-**	**1,998**	**(18,244)**	**64,369**	**132,113**
Currency translation		28	6,615	-	-	1,139	(1,439)	4,977	11,320
Net income/(expense) recognised directly in equity		28	6,615	-	-	1,139	(1,439)	4,977	11,320
Profit for the year		-	-	-	-	-	24,983	(2,295)	22,688
Total recognised income		28	6,615	-	-	1,139	23,544	2,682	34,008
Employees share option scheme:	21								
- value of employees services		-	3,999	-	-	-	-	-	3,999
- proceeds from sale of treasury shares		-	416	2	-	-	-	-	418
Dividends		-	-	-	-	-	(1)	-	(1)
Acquisition of additional shares in subsidiaries	6	-	1,795	3	-	-	-	(7,753)	(5,955)
Disposal of subsidiaries		-	-	-	-	-	-	(459)	(459)
Business combinations	6	-	-	-	-	-	-	5,899	5,899
Balance at 31 December 2003		**394**	**96,487**	**(33)**	**-**	**3,137**	**5,299**	**64,738**	**170,022**
Currency translation		25	5,932	(2,079)	-	14,397	1,439	(2,174)	17,540
Net income/(expense) recognised directly in equity		25	5,932	(2,079)	-	14,397	1,439	(2,174)	17,540
Profit for the year		-	-	-	-	-	63,514	6,189	69,703
Total recognised income		25	5,932	(2,079)	-	14,397	64,953	4,015	87,243
Disposal of non-core businesses, including discontinued operations	7,26	-	-	-	-	(2,761)	-	(42,164)	(44,925)
Additional issue of shares	21	-	1,662	-	-	-	-	-	1,662
Employees share option scheme:	21								
- proceeds from sale of treasury shares		-	-	105	-	-	-	-	105
Purchase of treasury shares	21	-	-	(42,500)	-	-	-	-	(42,500)
Cash flow hedges, net of tax	33	-	-	-	812	-	-	-	812
Acquisition of additional shares in subsidiaries	6	-	-	-	-	-	-	(1,199)	(1,199)
Dividends		-	-	-	-	-	(1)	-	(1)
Balance at 31 December 2004		**419**	**104,081**	**(44,507)**	**812**	**14,773**	**70,251**	**25,390**	**171,219**

(in thousands of US dollars unless otherwise stated)

1. The OMZ Group and its operations

OAO OMZ and its subsidiaries ("OMZ" or "the Group") operate in four business segments comprising nuclear power plant equipment, speciality steels, machinery equipment manufacturing and mining equipment. The Group's manufacturing facilities are primarily based in Russia and the Czech Republic. The parent company, OAO OMZ ("the Company") was incorporated as an open joint stock company in Ekaterinburg, Russian Federation in 1996. OMZ's principal subsidiaries are disclosed in note 32. These are incorporated under the Laws of the Russian Federation and the Czech Republic.

In May 2004 the Group sold Morskie Neftegazovie Proekty ("MNP") comprising primarily OMZ's previous oil and gas equipment and shipbuilding segments for US$50 million to its management (note 7). The financial results, assets and liabilities of the companies, included in the disposed segments, are disclosed in the Financial Statements separately as discontinued operations (note 3).

In July 2004 the Group acquired 100 percent of the shares in three companies (ŠKODA JS a.s. and ŠKODA STEEL (which includes ŠKODA HUTE s.r.o. and ŠKODA KOVARNY s.r.o.)) from ŠKODA HOLDING and Appian Group plc (note 6).

At 31 December 2004 the Group employed approximately 22,030 employees (December 31, 2003: 42,988). The decrease in number of employees was primarily due to the disposal of MNP.

2. Financial position

A significant part of the Group's borrowings are short term in nature. At 31 December 2004 the Group had a total of $219,483 of borrowings (2003: $249,073) of which $122,045 (2003: $205,387) is payable within one year. In addition, as stated in Note 18 there are $24,275 of long term bonds, which the company may have to repay during 2005 under certain conditions. The Group has a history of successfully refinancing or paying its debts and other liabilities as they fall due and management fully expect that this will continue through the foreseeable future based on the following factors:

- the Group's historical track record in refinancing its short term loans
- the fact, that the group experienced positive operating cash flows from continuing operations in 2004 of $16,452
- the positive working capital position at 31 December 2004
- the possibilities of raising additional finance afforded by the 4,551 thousand ordinary shares held by the company in treasury
- the fact that based on current market prices of the bonds, referred to above management does not expect these to be redeemed during 2005
- the Group has unused credit facilities as set out in Note 18 .

3. Basis of presentation of the financial statements

The consolidated financial statements of OMZ Group have been prepared in accordance with International Financial Reporting Standards (IFRS).

The Group companies maintain their accounting records in the respective currency and prepare their statutory financial statements in accordance with local regulations of accounting of the country in which the particular subsidiary is resident. The financial statements are based on the statutory records, with adjustments and reclassifications recorded for the purpose of fair presentation in accordance with IFRS.

(in thousands of US dollars unless otherwise stated)

3. Basis of presentation of the financial statements (continued)

Early adoption of standards

In 2003, the Group early adopted the standards below, which are relevant to its operations.

IAS 1 (revised 2003) Presentation of Financial Statements
IAS 32 (revised 2003) Financial Instruments: Disclosure and Presentation
IAS 39 (revised 2003) Financial Instruments: Recognition and Measurement
IFRS 2 (issued 2004) Share-based Payments

In 2004, the Group early adopted the standards below, which are relevant to its operations.

IAS 2 (revised 2003) Inventories
IAS 8 (revised 2003) Accounting Policies, Changes in Accounting Estimates and Errors
IAS 10 (revised 2003) Events after the Balance Sheet Date
IAS 16 (revised 2003) Property, Plant and Equipment
IAS 21 (revised 2003) The Effects of Changes in Foreign Exchange Rates
IAS 24 (revised 2003) Related Party Disclosures
IAS 27 (revised 2003) Consolidated and Separate Financial Statements
IAS 33 (revised 2003) Earnings per Share
IAS 36 (revised 2004) Impairment of Assets
IAS 38 (revised 2004) Intangible Assets

The early adoption of IAS 2, 8, 10, 16, 21, 24, 27, 33 and 38 did not result in substantial changes to the Group's accounting policies. In summary:

- IAS 2, 8, 10, 16, 27 and 33 had no material effect on the Group's policies.
- IAS 21 (revised 2003) had no material effect on the Group's policy. The functional currency of each of the consolidated entities has been re-evaluated based on the guidance to the revised standard.
- IAS 24 (revised 2003) has affected the identification of related parties and some other related party disclosures.
- The Group has reassessed the useful life of its intangible assets in accordance with the provision of IAS 38. No adjustment resulted from this reassessment.

The adoption of IAS 36 (revised 2004) resulted in a change in the accounting policy for goodwill. Until adoption of these standards, goodwill was assessed for an indication of impairment at each balance sheet date. After the year ended 31 December 2003, goodwill is tested annually for impairment, as well as when there is an indication of impairment.

All changes in the accounting policies have been made in accordance with the transition provisions in the respective standards.

There was no impact on opening retained earnings at 1 January 2004 from the adoption of the standards mentioned above.

Presentation of continuing operations and "Entity"

During 2004 the Group sold a substantial part of its operations – the oil and gas equipment and shipbuilding business segments – to certain members of management. In order to provide more meaningful information in the financial statements, the income statements for 2004 and 2003 are presented as continuing and discontinued operations, the latter representing the results of the segments sold to the date of their disposal. The "Entity" column represents the results of the Group as a whole, including continuing and discontinued operations up to the date of the sale.

Similarly the balance sheet at 31 December 2003 is presented as continuing and discontinued operations. At 31 December 2004 the Group balance sheet is equal to the balance sheet of the continuing operations.

(in thousands of US dollars unless otherwise stated)

3. Basis of presentation of the financial statements (continued)

Presentation of continuing operations and "Entity" (continued)

The following balances receivable or payable between continuing/discontinued operations are eliminated against each other in arriving at the Entity balance sheet:

	2003
ASSETS	
Current assets:	
Trade and other receivables from continuing operations	13,086
Trade and other receivables from discontinued operations	28,583
Other current financial assets from continuing operations	2,912
Total current assets	**44,581**
Non-current assets:	
Investments of continuing operations in discontinued	84,754
Total non-current assets	**84,754**
Total assets	**129,335**
LIABILITIES	
Current liabilities:	
Trade and other payables to continuing operations	16,709
Trade and other payables to discontinued operations	13,995
Short-term borrowings payable to continuing operations	11,874
Short-term borrowings payable to discontinued operations	2,003
Total current liabilities	**44,581**
EQUITY	
Equity and reserves attributable to the Company's equity holders:	
Currency translation reserve of discontinued operations	(1,814)
Share capital of discontinued operations	86,568
Total equity	**84,754**
Total liabilities and equity	**129,335**

The consolidated financial statements have been prepared under the historical cost convention except as disclosed in the accounting policies below.

Foreign currency translation

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ("the functional currency"). For most of the Group's entities the functional currency is the Russian Rouble, except for those entities operating in the Czech Republic for which the functional currency is the Czech Koruna. As management considers that the US dollar is a more convenient currency for users of these consolidated financial statements, these consolidated financial statements are presented in US dollars - the Group's presentation currency.

Monetary assets and liabilities held by Group entities and denominated in foreign currencies at 31 December 2004 are translated into the Russian Rouble at the exchange rate prevailing at that date. Foreign currency transactions are accounted for at the exchange rate prevailing at the date of the transaction. Gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currency are recognised in the income statement.

The results and financial position of those Group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(in thousands of US dollars unless otherwise stated)

3. Basis of presentation of the financial statements (continued)

Foreign currency translation (continued)

(i) assets and liabilities in each balance sheet presented are translated at the closing rate at the date of that balance sheet;

(ii) income and expenses in each income statement presented are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

(iii) all resulting exchange differences are recognised as a currency translation reserve in equity.

At 31 December 2004, the official rates of exchange, as determined by the Central Bank of the Russian Federation, were US dollar (US$) 1=RR 27.75 (December 31, 2003 USD1=RR 29.45) and Czech Koruna (CZK) 1=RR 1.24. Exchange restrictions and currency controls exist relating to converting the RR into other currencies. The RR is not freely convertible in most countries outside of the Russian Federation.

Accounting for the effects of inflation

Prior to 1 January 2003 the adjustments and reclassifications made to the statutory records for the purpose of IFRS presentation included the restatement of balances and transactions for the changes in the general purchasing power of the RR in accordance with IAS 29 ("Financial Reporting in Hyperinflationary Economies"). IAS 29 requires that financial statements prepared in the currency of a hyperinflationary economy be stated in terms of the measuring unit current at the balance sheet date. As the characteristics of the economic environment of the Russian Federation indicate that hyperinflation has ceased, effective from 1 January 2003 the Company no longer applies the provisions of IAS 29. Accordingly, the amounts expressed in the measuring unit current at 31 December 2002 are treated as the basis for the carrying amounts in these financial statements.

Critical accounting estimates and judgments

The preparation of consolidated financial statements in conformity with IFRS requires management to make prudent estimates and assumptions that affect the reported results and financial situation. Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Accounting estimates will, by definition, seldom equal the actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(i) Long-term contracts
Estimates have been made with respect to the recognition of revenue and gross margin on construction contracts including the expected "costs to complete" on such contacts. If the actual gross margins on the Group's contracts are 10% lower than management's estimates at 31 December 2004, the Group would need to reduce the carrying value of receivables recognised using the percentage-of-completion method (notes 4.14 and 22) by US$5,154 with a corresponding effect on operating profit.

(ii) Impairment
The Group tests annually whether property, plant and equipment have suffered any impairment in accordance with accounting policy noted in note 4.7. If the estimated gross margin, which impacts the assumptions of future cash flows, at 31 December 2004 had been lower than management's estimates the Group would not need to reduce the carrying value of property, plant and equipment.

(iii)Deferred taxation
With respect to deferred taxes, management has assumed that US$10,138 of tax losses will be utilised in the future, the effect of which is to reduce the deferred tax liability recorded at 31 December 2004 by US$2,433. Should these tax losses not be used, the deferred tax liability would be increased by this amount with a corresponding impact on the tax charge for the year.

(iv) Fair value of identifiable assets and liabilities of the acquired companies
The management of the Company engaged the independent appraiser (American Appraisal) to appraise the fair value of identifiable assets and liabilities of the acquired ŠKODA companies (see note 6). The negative goodwill amounted to US$113,629 and was recognised as profit. Any changes in the estimated fair values would have a corresponding effect on the amount of negative goodwill recognised in the income statement.

3. Basis of presentation of the financial statements (continued)

Critical accounting estimates and judgments (continued)

(v) Accounting for disposal of Power Machines shares
The Company disposed of its shares in OAO Power Machines, effectively, through an exchange of shares of OMZ, which are now classified as treasury shares. In so doing, the Company assumed that the fair value of the shares in OAO Power Machines at the time of disposal was not materially different from the purchase price it had paid approximately three months earlier after a period of extended negotiations. In making this judgement management concluded that the quoted share price of OAO Power Machines at the date of the disposal was not a reliable measure of their fair value for accounting for this transaction given that the packet of shares owned by OMZ was significantly greater than the typically traded volumes of OAO Power Machines shares. Had OMZ measured the transaction at the stock market price of OAO Power Machines shares at the date of the disposal there would have been a loss on disposal of the shares of approximately US$ 4 million recorded in the income statement (continuing operations) and a corresponding reduction in the value of the Treasury shares balance within equity.

Other areas where judgements have been made include provisions for trade and other receivables (note 9) and provisions for inventory (note 10).

4. Significant accounting policies

4.1 Group accounting

Subsidiary undertakings

Subsidiary undertakings, defined as those entities in which the Group has an interest of more than one half of the voting rights, or otherwise has power to exercise control over the operations, are consolidated from the date on which control is transferred to the Group and are no longer consolidated from the date that control ceases. All intercompany transactions, balances and unrealised gains on transactions between group companies are eliminated; unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Where necessary, accounting policies for subsidiaries have been changed to ensure consistency with the policies adopted by the Group.

Minority interest at the balance sheet date represents the minority shareholders' portion of fair values of the identifiable assets and liabilities of the subsidiary at the acquisition date, and the minorities' portion of movements in equity since the date of the combination. Any excess of the amount paid to the minority in excess of the book value of the minority interest acquired is added to goodwill.

Associated undertakings

Associates are undertakings over which the Group generally has between 20% and 50% of the voting rights, or otherwise the Group has significant influence, but which it does not control. Investments in associated undertakings are accounted for by the equity method of accounting. The associates are initially recognised at cost and the Group's share of post-acquisition profit or loss is recognised in the income statement and its share of post-acquisition movements in reserves is recognised in its reserves. Unrealised gains on transactions between the Group and its associated undertakings are eliminated to the extent of the Group's interest; unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. The Group's investment in associated undertakings includes goodwill (net of accumulated amortisation) on acquisition.

Equity accounting is discontinued when the carrying amount of the investment in an associated undertaking reaches zero, unless the Group has incurred obligations or guaranteed obligations in respect of the associated undertaking.

4.2 Investments

The Group classifies its investments in the following categories: financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, and available-for-sale financial assets. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition and re-evaluates this designation at every reporting date.

4. Significant accounting policies (continued)

4.2. Investments (continued)

Financial assets at fair value through profit or loss

This category has two sub-categories: financial assets held for trading, and those designated at fair value through profit or loss at inception. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management. Derivatives are also categorised as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if they are either held for trading or are expected to be realised within 12 months of the balance sheet date.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Group provides money, goods or services directly to a debtor with no intention of trading the receivable. They are classified as current assets, except for maturities greater than 12 months after the balance sheet date, which are classified as non-current assets. Current loans and receivables are included in trade and other receivables (note 9) and non-current loans and receivables included in non-current financial assets (note 15).

Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date.

Purchases and sales of investments are recognised on trade-date – the date on which the Group commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Investments are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables and held-to-maturity investments are carried at amortised cost using the effective interest method. Realised and unrealised gains and losses arising from changes in the fair value of the "financial assets at fair value through profit or loss" category are included in the income statement in the period in which they arise. Unrealised gains and losses arising from changes in the fair value of non-monetary securities classified as available-for-sale are recognised in equity.

When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments are included in the income statement as gains and losses from investment securities.

The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active (and for unlisted securities), the Group establishes fair value by using valuation techniques. These include the use of recent arm's length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and option pricing models refined to reflect the issuer's specific circumstances.

4.3 Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and balances with banks with a maturity at the date of recognition of less than three months, which are considered by the Group at the time of deposit to have a minimal risk of default.

4.4 Trade receivables

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less a provision for impairment. A provision for impairment of trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the provision is recognised in the income statement.

4. Significant accounting policies (continued)

4.5 Value added tax

Value added tax ("VAT") related to sales is payable to the tax authorities upon the collection of receivables from customers. Input VAT is reclaimable against sales VAT upon payment for purchases. The tax authorities permit the settlement of VAT on a net basis. VAT related to sales and purchases which have not been settled at the balance sheet date (VAT deferred) is recognised in the balance sheet on a gross basis and disclosed separately as a current asset and liability. VAT paid on advances received is presented in the balance sheet as current assets. VAT on advances received is reclaimable against the related sales VAT upon delivery of goods or services. Where provision has been made for impairment of receivables, an impairment loss is recorded for the gross amount of the debtor, including VAT. The related VAT deferred liability is maintained until the debtor is written off for tax purposes.

4.6 Inventories

Inventories are recorded at the lower of cost and net realisable value. The cost of inventory is determined on the first-in-first-out basis. The cost of finished goods and work in progress comprises raw material, direct labour, other direct costs and related production overhead (based on normal operating capacity) but excludes borrowing costs. Net realisable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

4.7 Property, plant and equipment

Property, plant and equipment are recorded at purchase or construction cost. At each reporting date the management assesses whether there is any indication of impairment of property, plant and equipment. If any such indication exists, management estimates the recoverable amount, which is determined as the higher of an asset's net selling price and its value in use. The carrying amount is reduced to the recoverable amount and the difference is recognised as an expense (impairment loss) in the income statement. An impairment loss recognised for an asset in prior years is reversed if there has been a change in the estimates used to determine the asset's recoverable amount.

Depreciation is calculated on the restated amounts of property, plant and equipment on a straight-line basis. The depreciation periods, which approximate to the estimated useful economic lives of the respective assets, are as follows:

	Number of years
Buildings	up to 50
Constructions	up to 25
Plant and machinery	up to15
Other	up to 5

Land and assets under construction are not depreciated.

Repairs and maintenance expenditure is expensed as incurred. Major renewals and improvements are capitalised and the net book values of the replaced assets are written off. Gains and losses arising from the retirement of property, plant and equipment are included in the statement of income as incurred.

Interest expense on borrowings to finance the construction and purchase of property, plant and equipment is not capitalised.

4.8 Intangible assets

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net assets of the acquired subsidiary/associated undertaking at the date of acquisition. Goodwill on the acquisition of subsidiary undertakings is included in intangible assets. Goodwill on the acquisition of associated undertakings is included in investments in associated undertakings. Goodwill arising from business combinations for which the agreement date is before 31 March 2004 is amortised using the straight-line method over its estimated useful life. The gain or loss on disposal of an entity includes the unamortised balance of goodwill relating to the disposed entity.

(in thousands of US dollars unless otherwise stated)

4. Significant accounting policies (continued)

4.8. Intangible assets (continued)

Goodwill (continued)

From the year ended 31 December 2004 onwards, goodwill is tested annually for impairment, as well as when there is an indication of impairment. Goodwill is allocated to cash-generating units for the purpose of impairment testing. The useful period for goodwill is 17 years.

The Group applies the transitional rules of IFRS 3 "Business combinations" in respect of goodwill and negative goodwill arising from business combinations for which the agreement date was before 31 March 2004. Consequently, beginning 1 January 2005, previously recognized goodwill will no longer be amortized; previously recognized negative goodwill will be derecognised, with a corresponding adjustment to the opening balance of retained earnings.

Goodwill arising from business combinations for which the agreement date is on or after 31 March 2004 is tested annually for impairment and carried at cost less accumulated impairment losses. If the cost of the acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the income statement.

Trademarks

Trademarks are shown at historical cost. Trademarks have a definite useful life and are carried at cost less accumulated amortisation. Amortisation is calculated using the straight-line method to allocate the cost of trademarks and licences over their estimated useful lives (50 years).

Research and development

Research expenditure is recognised as an expense as incurred. Costs incurred on development projects (relating to the design and testing of new or improved products) are recognised as an intangible asset if, and only if, it is technically feasible to complete the project, there is an intention to complete the project, it is probable that the future economic benefits that are attributable to the asset will flow to the Group and the cost of the asset can be measured reliably. Other development expenditures are recognised as an expense as incurred. Development costs previously recognised as an expense are not recognised as an asset in a subsequent period. Development costs that have been capitalised are amortised from the commencement of the commercial production of the product on a straight-line basis over the period of its expected benefit. The amortisation periods adopted do not exceed ten years.

Other intangible assets

Expenditure on acquired patents and licences is capitalised and amortised using the straight-line method over their useful lives, which do not exceed 20 years. The useful lives of other intangible assets do not exceed 15 years.

Impairment of other intangible assets

Where an indication of impairment exists, the carrying amount of other intangible asset is assessed and, when impaired, the asset is written down immediately to its recoverable amount, which is the higher of net selling price and value in use.

4.9 Negative goodwill

Negative goodwill represents the excess of the fair value of the Group's share of the net assets acquired over the cost of acquisition.

For business combinations before 31 March 2004, to the extent that negative goodwill related to expectations of future losses and expenses that were identified in the Group's plan for the acquisition and could be measured reliably, but which did not represent identifiable liabilities, that portion of negative goodwill was recognised in the income statement when the future losses and expenses were recognised. Any remaining negative goodwill, not exceeding the fair values of the non-monetary assets acquired, was recognised in the income statement of operations over the remaining weighted average useful life of depreciable and amortisable assets acquired; negative goodwill in excess of the fair values of those assets was recognised in the income statement immediately.

The average amortisation period for negative goodwill arising from business combinations before 31 March 2004 is 11 years.

4. Significant accounting policies (continued)

4.10 Borrowings

Borrowings are recognised initially at cost, which is the fair value of the proceeds received (determined using the prevailing market rate of interest for a similar instrument, if significantly different from the transaction price), net of transaction costs incurred. In subsequent periods, borrowings are stated at amortised cost using the effective yield method; any difference between the fair value of the proceeds (net of transaction costs) and the redemption amount is recognised as interest expense over the period of the borrowings. Borrowings costs are expensed as incurred.

4.11 Deferred income taxes

Deferred tax assets and liabilities are calculated in respect of temporary differences using the balance sheet liability method for all temporary differences arising between the tax basis of assets and liabilities and their carrying values for financial reporting purposes. A deferred tax asset is recorded only to the extent that it is probable that taxable profit will be available against which the deductible temporary differences can be utilised. Deferred tax assets and liabilities are measured at tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates that have been enacted or substantively enacted at the balance sheet date.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

4.12 Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, and it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Where the Group expects a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain.

4.13 Equity

Share capital

Ordinary shares and non-redeemable preferred shares with cumulative dividends are both classified as equity. External costs directly attributable to the issue of new shares, other than on a business combination, are shown as a deduction in equity from the proceeds. Any excess of the fair value of consideration received over the par value of shares issued is recognised as a share premium.

Treasury shares

Where the Company or its subsidiaries purchase the Company's equity share capital, the consideration paid including any attributable transaction costs net of income taxes is deducted from total shareholders' equity as treasury shares until they are cancelled or reissued. Where such shares are subsequently sold or reissued, any consideration received is included in equity. Treasury shares are stated at cost.

Dividends

Dividends are recognised as a liability and deducted from equity at the balance sheet date only if they are declared before or on the balance sheet date. Dividends are disclosed when they are proposed before the balance sheet date or proposed or declared after the balance sheet date but before the financial statements are authorised for issue.

4. Significant accounting policies (continued)

4.14 Construction contracts

Construction contracts generally include long-term contracts to manufacture design-build equipment, including nuclear power plant equipment, continuous casting machines and handling machinery.

Contract costs are recognised when incurred. When the outcome of a construction contract cannot be estimated reliably, contract revenue is recognised only to the extent of contract costs incurred that are probable of recovery. When the outcome of a construction contract can be estimated reliably and it is probable that the contract will be profitable, contract revenue is recognised over the period of the contract. When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognized as an expense immediately.

The Group uses the "percentage of completion method" to determine the appropriate amount of revenues to recognise in a given period. The stage of completion is measured by reference to the contract costs incurred up to the balance sheet date as a percentage of total estimated costs for each contract.

Costs incurred in the year in connection with future activity on a contract are excluded from contract costs in determining the stage of completion. They are presented as inventories, prepayments or other assets, depending on their nature.

The Group presents as an asset the gross amount due from customers for contract work for all contracts in progress for which costs incurred plus recognised profits (less recognised losses) exceeds progress billings. Progress billings not yet paid by customers are included within trade and other receivables.

The Group presents as a liability the gross amount due to customers for contract work for all contracts in progress for which progress billings exceed costs incurred plus recognised profits (less recognised losses).

4.15 Revenue recognition

Sales under contracts other than construction contracts are normally recognised when goods are shipped and the buyer accepts delivery unless these sales are conditional upon the delivery of supplementary services. In this case revenue from sales of goods and services are recognised for the contract as a whole when the services are performed; payments received for the goods are recognised until then as deferred income.

Sales are shown net of VAT and discounts, and after eliminating sales within the Group.

Sales are measured at the fair value of the consideration received or receivable. When the fair value of consideration received cannot be measured reliably, sales are measured at the fair value of the goods or services given up.

4.16 Employee benefits

Share-based compensation

During 2004 the Group terminated its share option plans. Previously, the Group operated an equity-settled, share-based compensation plan with the following accounting treatment: Share options granted after November 2002 have been accounted for in accordance with provisions of IFRS 2 "Share based payments". The fair value of the employee services received in exchange for the grant of the options was recognised as an expense. The total amount to be expensed over the vesting period was determined by reference to the fair value of the options granted, excluding the impact of any non-market vesting conditions. Non-market vesting conditions were included in assumptions about the number of options that were expected to become exercisable. At each balance sheet date, the entity revised its estimates of the number of options that were expected to become exercisable. It recognised the impact of the revision of original estimates, if any, in the income statement, and a corresponding adjustment to equity over the remaining vesting period. The proceeds received net of any directly attributable transaction costs were credited to share capital (nominal value) and share premium when the options were exercised.

4. Significant accounting policies (continued)

4.16. Employee benefits (continued)

Social costs

The Group incurs employee costs related to the provision of benefits such as health services and kindergarten services. These amounts principally represent an implicit cost of employing production workers and, accordingly, have been charged to cost of sales.

Pension costs

In the normal course of business the Group contributes to the Russian Federation state pension scheme on behalf of its employees. Mandatory contributions to the governmental pension scheme are expensed when incurred. Discretionary pensions and other post-employment benefits are included in labour costs in the statement of operations; however, separate disclosures are not provided, as these costs are not material.

4.17 Derivative financial instruments and hedging activities

The Group enters into financial derivative contracts solely for the purpose of hedging future cash flows. The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognised in equity. The gain or loss relating to the ineffective portion is recognised immediately in the income statement.

Amounts accumulated in equity are recycled in the income statement in the periods when the hedged item will affect profit or loss (for instance when the forecast sale that is hedged takes place). However, when the forecast transaction that is hedged results in the recognition of a non-financial asset (for example, inventory) or a liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

4.18 Segment reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments.

5. Segment information

Primary reporting format – business segments

The Group's continuing operations are organised into four main business segments:

Equipment for nuclear power plants segment (NPPEQ) production is based at Izhorskiye Zavody (Russia) and ŠKODA JS a.s. (Czech Republic) and produces three major types of equipment for the nuclear power industry:

- primary circuit equipment for nuclear power plants. A standard set of primary circuit equipment produced by the Company comprises a reactor vessel, in-vessel components, and a cover with extending pipes.
- spent nuclear fuel containers for nuclear power blocks. The Company manufactures containers for storage and transportation of spent nuclear fuel from pressurized water reactors and scientific nuclear reactors.
- a wide range of spare parts.

5. Segment information (continued)

Primary reporting format – business segments (continued)

Specialty steel segment (STEEL) produces 150 specialty steel grades and a variety of castings and forgings. The Group produces high-strength structural grades, corrosion-resistant, radiation-resistant, heat-resistant, cold-resistant, non-magnetic and high-alloyed grades of steel. Standard types of casting, forging, and moulding production include retaining rings for power generating equipment, chill mould blanks, bearing ring blanks, column equipment, ship spindles, mill rolls, tank courses, as well as similar custom-made metal products. A significant part of the basic metal production is used internally as an input for machinery equipment manufacturing segment and equipment for nuclear power plants.

Specialty steels are manufactured primarily at Izhorskiye Zavody (Russia), ŠKODA HUTE s.r.o. and ŠKODA KOVARNY s.r.o. (Czech republic).

Machinery equipment manufacturing segment (MMEQ) produces machinery equipment based on OMZ's proprietary engineering and the production of equipment based on third party engineering, for various industries, including oil and gas, mining and metallurgical equipment.

The main production sites of the machinery equipment manufacturing segment are Uralmash and Izhorskiye Zavody (Russia).

Mining equipment segment (MINEQ) specializes in engineering and marketing of three major types of mining equipment: excavators (electric mining excavators and walking draglines), crushing equipment, and rock-drilling machines.

Other business (other). This comprises sales of electricity and heating generated by an electricity plant located at Izhorskiye Zavody and Uralmash (Russia). It also comprises the manufacture of equipment for oil refineries and other activities.

In May 2004 the Group sold MNP comprising primarily of the oil and gas equipment and shipbuilding segments to certain members of its management (see note 7). Information, related to the results of disposed segments is presented on the face of the income statement, and assets and liabilities in the balance sheet as discontinued operations. 93% of the assets of the disposed segments were located in the Russian Federation and 51% of their sales were made in Russian Federation and Commonwealth of Independent States companies, 25% - in Europe and 24% - in Asia.

Sales or other transactions between the business segments are based on commercial terms that are available to third parties. Unallocated costs and benefits represent corporate expenses and income from the sale of non-core subsidiaries. Segment assets consist primarily of property, plant and equipment, intangible assets, inventories and receivables, and mainly exclude cash and investments. Segment liabilities comprise operating liabilities and exclude items such as taxation and certain corporate borrowings. Capital expenditure comprises additions to property, plant and equipment, development costs and the cost of business acquisitions. Changes in provisions for impairment and other provisions relate only to those charges made against allocated assets.

(in thousands of US dollars unless otherwise stated)

5. Segment information (continued)

Continuing operations

2004	NPPEQ	STEEL	MMEQ	MINEQ	Other	Eliminations and unallocated items	Total continuing operations
Total sales	145,955	180,518	160,143	96,306	105,326	(164,451)	523,797
Less intersegment sales	-	(48,236)	(61,187)	-	(55,028)	164,451	-
External sales	145,955	132,282	98,956	96,306	50,298	-	523,797
Gross margin	33,983	18,181	19,359	15,866	16,479	(1,854)	102,014
Gross margin, %	**23%**	**10%**	**12%**	**16%**	**16%**		**19%**
Segment result	10,084	(2,447)	(23,562)	3,321	1,161	293	(11,150)
Unallocated operating income and expenses						22,574	22,574
Operating profit before negative goodwill	**10,084**	**(2,447)**	**(23,562)**	**3,321**	**1,161**	**22,867**	**11,424**
Negative goodwill, recognized in profit	-	-	-	-	-	113,907	113,907
Operating profit	**10,084**	**(2,447)**	**(23,562)**	**3,321**	**1,161**	**136,774**	**125,331**
Finance income/(expense)-net	-	-	-	-	-	2,390	2,390
Loss from equity accounted investments							-
Profit before taxation and sale of discontinued operations	**10,084**	**(2,447)**	**(23,562)**	**3,321**	**1,161**	**139,164**	**127,721**
Income tax benefit (expenses)	-	-	-	-	-	(12,724)	(12,724)
Profit for the year before loss from discontinued operations	**10,084**	**(2,447)**	**(23,562)**	**3,321**	**1,161**	**126,440**	**114,997**
Segment assets	414,679	207,080	115,559	47,257	37,407	(4,978)	817,004
Unallocated assets	-	-	-	-	-	84,040	84,040
Total assets	**414,679**	**207,080**	**115,559**	**47,257**	**37,407**	**79,062**	**901,044**
Segment liabilities	244,021	73,845	56,669	24,956	25,094	-	424,585
Unallocated liabilities	-	-	-	-	-	305,240	305,240
Total liabilities	**244,021**	**73,845**	**56,669**	**24,956**	**25,094**	**305,240**	**729,825**
Capital expenditure	19,100	31,282	1,722	1,081	383	-	53,568
Depreciation and amortisation	2,989	8,263	4,027	123	2,311	-	17,713
Change in other provisions	(433)	(4,969)	1,691	(909)	(1,410)	955	(5,075)
Change in provisions for impairment of property, plant and equipment and intangible assets	47	(462)	(17,275)	-	(2,305)	-	(19,995)
Gain from release on government financing and tax penalties	-	-	-	-	-	9,613	9,613

(in thousands of US dollars unless otherwise stated)

5. Segment information (continued)

Continuing operations (continued)

2003	NPPEQ	STEEL	MMEQ	MINEQ	Other	Eliminations and unallocated items	Total continuing operations
Total sales	117,640	103,325	105,191	46,541	100,711	(133,299)	340,109
Less intersegment sales	-	(53,798)	(49,889)	-	(29,612)	133,299	-
External sales	117,640	49,527	55,302	46,541	71,099	-	340,109
Gross margin	47,478	12,051	15,782	10,892	16,677	1,914	104,794
Gross margin, %	**40%**	**12%**	**15%**	**23%**	**17%**		**31%**
Segment result	20,665	1,058	(671)	2,819	2,305	1,607	27,783
Unallocated operating income and expenses	-	-	-	-	-	4,014	4,014
Operating profit before negative goodwill	**20,665**	**1,058**	**(671)**	**2,819**	**2,305**	**5,621**	**31,797**
Negative goodwill, recognized in profit							-
Operating profit	**20,665**	**1,058**	**(671)**	**2,819**	**2,305**	**5,621**	**31,797**
Finance income/(expense)-net						(12,562)	(12,562)
Loss from equity accounted investments	(4,707)	-	-	-	-	-	(4,707)
Profit before taxation and sale of discontinued operations	**15,958**	**1,058**	**(671)**	**2,819**	**2,305**	**(6,941)**	**14,528**
Income tax benefit (expenses)	-	-	-	-	-	1,882	1,882
Profit for the year before loss from discontinued operations	**15,958**	**1,058**	**(671)**	**2,819**	**2,305**	**(5,059)**	**16,410**
Segment assets	224,955	59,921	109,998	44,802	67,600	(2,476)	504,800
Unallocated assets	-	-	-	-	-	144,746	144,746
Total assets	**224,955**	**59,921**	**109,998**	**44,802**	**67,600**	**142,270**	**649,546**
Segment liabilities	124,882	25,065	38,722	12,006	29,410	-	230,085
Unallocated liabilities	-	-	-	-	-	300,365	300,365
Total liabilities	**124,882**	**25,065**	**38,722**	**12,006**	**29,410**	**300,365**	**530,450**
Capital expenditure	3,610	802	14,632	112	6,989	-	26,145
Depreciation and amortisation	1,987	1,572	1,756	-	2,461	-	7,776
Change in other provisions	(34)	(2,708)	144	109	(86)	-	(2,575)
Change in provisions for impairment of property, plant and equipment and intangible assets	-	-	7,365	-	(2,925)	-	4,440
Gain from release on government financing and tax penalties	-	-	-	-	-	2,738	2,738

Secondary reporting format – geographical segments

Continuing operations

The Group's four business segments operate in five main geographical areas:

	Sales		Total assets		Capital expenditure	
	2004	**2003**	**2004**	**2003**	**2004**	**2003**
Russian Federation	252,010	203,805	554,266	645,910	9,531	20,611
Commonwealth of Independent States	31,665	9,691	4,211	-	-	-
Asia	157,414	108,721	-	-	-	-
Europe	81,203	14,227	342,567	-	44,029	-
Other regions	1,505	3,665	-	3,636	8	5,534
Total	**523,797**	**340,109**	**901,044**	**649,546**	**53,568**	**26,145**

Sales are based on the geographical area in which the customer is located. Assets and capital expenditure are based on the geographical area where the assets are located.

(in thousands of US dollars unless otherwise stated)

6. Business combinations

Business combinations were accounted for as an acquisition in accordance with IFRS 3 "Business Combinations". The identifiable assets and liabilities of acquired subsidiaries were recognised at the fair value of the identifiable assets and liabilities acquired as at the date of acquisition and minority interest recognised at the minority shareholders' portion of fair values of the identifiable assets and liabilities of the subsidiary at the acquisition date.

Acquisitions in 2004

In July 2004 the Group acquired a 100 percent share in three companies (ŠKODA JS a.s. and ŠKODA STEEL (which includes ŠKODA HUTE s.r.o. and ŠKODA KOVARNY s.r.o.)) from ŠKODA HOLDING a.s. a member of Appian group controlled by Appian Central European Development Investment Fund(s) Plc Limited and Appian Group PLC.

ŠKODA, KOVÁRNY, Plzeň, s.r.o. is a limited liability company registered in the Register of Companies maintained by the Regional Court in Plzeň, the Czech Republic, registration date 1 April 1993. The main activities of the Company are forging and metal machining.

ŠKODA, HUTĚ, Plzeň, s. r. o. is a limited liability company registered in the Register of Companies maintained by the Regional Court in Plzeň, the Czech Republic, registration date 5 March 1993. The main activities of the Company are casting of ferrous and non-ferrous metals, metal machining, pattern manufacturing and cabinet making.

ŠKODA JS a.s. is primarily engaged in manufacturing nuclear and chemical facilities, as well as facilities for other industries, such as heavy welding, construction activities, the operation, maintenance, repair, modernisation and disposal of nuclear and non-nuclear energy facilities, and facilities related to the chemical and petrochemical industry.

The acquired business contributed revenues of US$90,138 and a net loss of US$4,019 to the Group for the period from 1 July 2004 to 31 December 2004. If the acquisition had occurred on 1 January 2004, the acquired companies` contributes to revenues would have been US$192,927, and the net loss would have been US$11,586.

The impact of acquisitions of subsidiaries on the consolidated financial statements was as follows:

	ŠKODA companies	
	Fair value	**Acquiree's carrying value**
Percentage of share capital acquired	100	100
Cash and cash equivalents	23,581	23,581
Accounts receivable and prepayments	47,576	47,576
Inventories	29,280	28,873
Other current assets	375	375
Property, plant and equipment	84,780	63,928
Intangible assets	34,428	393
Long-term bank deposits	20,526	20,526
Other non-current assets	37,589	37,589
Trade and other payables	(76,397)	(76,397)
Deferred tax asset (liability)	(9,787)	996
Other long-term liabilities	(36,172)	(36,172)
Net assets at acquisition date	**155,779**	**111,268**
Minority interest	-	-
Net assets acquired	**155,779**	**111,268**
Consideration	42,150	
Negative goodwill	**(113,629)**	
Cash paid by the Company during 2004	17,762	
Less cash of acquired subsidiary	(23,581)	
Cash flow on acquisition, net of cash	**(5,819)**	

(in thousands of US dollars unless otherwise stated)

6. Business combinations (continued)

Acquisitions in 2004 (continued)

Details of the purchase price for the ŠKODA acquisition were as follows:	
– Deposits made in 2003	5,041
– Cash paid during 2004	17,762
– Amount outstanding, payable in 2005	20,822
Exchange difference	(1,475)
Total purchase consideration	**42,150**

The negative goodwill, which is the excess fair value of identifiable net assets and liabilities over purchase consideration is attributable to the fact that the previous shareholder of ŠKODA companies accepted a price of US$ 42 million in order to effect a rapid disposal of their interests to a single buyer.

Other acquisitions

During 2004 the Group increased its share in OMZ Sibir by 25% for US$1,078. At 31 December 2004 this amount was still payable. This acquisition gave rise to negative goodwill of US$278.

Negative goodwill in the amount of US$113,907 was written off to income statement at the date of acquisition in accordance with IFRS 3 (revised 2004) "Business combinations".

Acquisitions in 2003

The impact of acquisitions of subsidiaries on the consolidated financial statements in 2003 was as follows:

	CKB Korall	Volgograd shipbuilding plant	Zarubezh energoproekt	Biolink Technologies International Inc.
Percentage of share capital acquired	94.3	71.0	50.9	38.6
Cash and cash equivalents	1,452	2,488	52	85
Accounts receivable and prepayments	440	3,602	126	189
Inventories	441	4,185	176	851
Other current assets	28	3,428	23	418
Property, plant and equipment	2,446	12,782	923	120
Intangible assets	70	-	114	-
Other non-current assets	2	996	20	-
Trade and other payables	(495)	(11,196)	(430)	(773)
Long-term borrowings	-	-	-	(41)
Long-term taxes payable	(11)	-	-	-
Deferred tax liability	(507)	(189)	-	-
Net assets at acquisition date	**3,866**	**16,096**	**1,004**	**849**
Minority interest	220	4,665	493	521
Net assets acquired	**3,646**	**11,431**	**511**	**328**
Consideration	4,665	6,811	1,204	5,738
Goodwill (negative goodwill)	**1,019**	**(4,620)**	**693**	**5,410**
Cash paid by the Company	2,534	6,637	1,158	3,482
Less cash of acquired subsidiary	(1,452)	(2,488)	(52)	(85)
Cash flow on acquisition, net of cash acquired	**1,082**	**4,149**	**1,106**	**3,397**
Profit (loss) for the year	**380**	**(314)**	**30**	**(3,944)**

Volgograd shipbuilding plant is a shipyard specializing in the building of civil ships located in Volgograd, Russia acquired in July 2003. This was disposed in 2004 as part of the sale of MNP to the management (see note 7).

CKB Korall is a research and development institute specializing in the design and engineering of offshore oil drilling and production units, located in Sevastopol, Ukraine, acquired in October 2003. This was disposed in 2004 as part of

(in thousands of US dollars unless otherwise stated)

6. Business combinations (continued)

Acquisitions in 2003 (continued)

Zarubezhenergoproekt is a research and development institute specializing in engineering and new technology development for both nuclear and traditional energy generation plants, located in Ivanovo, Russia, acquired in April 2003.

BioLink is a security technology provider specializing in the development, manufacturing and marketing of advanced fingerprint biometric products, located in Florida, USA. The Group achieved effective control over Biolink in June 2003 through a majority of voting shares totalling 51 percent.

In 2003 the Group also settled a payable totalling US$6,895 in respect of the acquisition of Almaz, which took place in 2002.

During 2003 the Group increased its share in the following subsidiaries:

	Consideration paid	Additional share, %
Uralmash	3,729	5.0%
Izhorskiye Zavody	2,777	4.7%
Other	234	
	6,740	

During 2003 OMZ exchanged 41 thousand ordinary shares in treasury for 8 thousand additional ordinary shares of Uralmash and 204 thousand ordinary shares held in treasury for 23 thousand additional ordinary shares of Izhorskiye Zavody (subsidiaries of the Company). As a result of these transactions the Company's share in Uralmash increased by 0.2 percent and share in Izhorskiye Zavody increased by 1.3 percent. The acquisition of additional shares in subsidiaries was accounted for at the market price of the Company's shares at the date of the transactions. In addition to these exchanges of shares, the total cash consideration on the acquisition of additional shares was US$4,525 representing 4.8% of the additional shares in Uralmash and 3.4% of the remaining shares in Izhorskiye Zavody.

7. Balances and transactions with related parties

For the purposes of these financial statements, parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party in making financial or operational decisions as defined by IAS 24 (revised 2003) "Related Party Disclosures".

During 2004 and 2003, the Company had transactions or balances with the following companies which were under the significant influence of management or shareholders:

Name of related party	Type of relationship
OAO Atomenergoexport (AEE)	Associate (see below)
ZAO Atomstroyexport (ASE)	Subsidiary of AEE (see below)
OOO Invest Aktiv	Subsidiary of AEE (see below)
OAO Power Machines	Significant influence by OMZ key management (see below)
BioLink Technologies International	Significant influence by OMZ shareholders
Promtorgbank	Significant influence by OMZ shareholders
OAO Industrial Group NIPEK-Bioprocess	Significant influence by OMZ shareholders
ZAO Neftyanoi Investitsionnyi Dom	Significant influence by OMZ shareholders
OOO NitsTyazhMash	Significant influence by OMZ shareholders
OOO Machinery Engineering Russia	Significant influence by OMZ shareholders
OOO Industrial Investments holding company	Significant influence by OMZ shareholders

On 30 September 2004 the Group sold its investment in OAO Atomenergoexport (AEE) and since this date AEE and

(in thousands of US dollars unless otherwise stated)

7. Balances and transactions with related parties (continued)

In 2002, the Company entered into a long-term agreement related to the construction of the Kudan-Kulam nuclear power plant in India. These long-term agreements were conducted with Atomstroyexport ("ASE"), which acts as general contractor for all construction projects at nuclear power plants conducted by the Russian Federation in foreign countries.

During the first nine months of 2004 sales to ASE totalled US$67,547 (US$98,512 in 2003 for continuing operations and for entity), which amounted to approximately 13 % of total sales of the Group for 2004 (approximately 18% in 2003). At 31 December 2003, the amount due from ASE of US$50,318 represents trade receivables for dispatched nuclear power plant equipment.

In February 2004 a merger with OAO Power Machines was initially agreed and in March 2004 OMZ acquired 11 percent of the ordinary shares of OAO Power Machines for US$42,500. In April 2004 Mr. Yakovlev (Chief Executive Officer of OAO Power Machines) was appointed as the Company's Chief Executive Officer as a result of the proposed transaction with OAO Power Machines.

On June 30, 2004 OMZ sold the shares of OAO Power Machines, following the reversal of the previous merger agreement, by effectively exchanging them for OMZ shares (this swap was accounted for at cost and recorded as a reduction in equity arising from the purchase of treasury shares). See comments in note 3 Basis of presentation of the financial statements within critical accounting estimates and judgements (v) regarding the loss which would have been recognised on the transaction had different assumptions been applied. On 16 August 2004 Mr. Yakovlev ceased to be the Chief Executive Officer of the Company, and since that date OAO Power Machines is no longer a related party to the Group. During the first seven months of 2004 sales to OAO Power Machines totalled US$7,509.

Accounts receivable from related parties consisted of the following:

	Continuing operations		Entity
	2004	**2003**	**2003**
ZAO Atomstroyexport	-	50,318	50,318
ZAO Atomstroyexport - due from customers for contract work	-	48,570	48,570
OOO Invest Aktiv	-	11,270	11,270
OOO Industrial Investments Holding Company	238	-	-
OOO Resource	119	112	112
Promtorgbank	6,844	5,562	5,652
Other	-	32	137
	7,201	**115,864**	**116,059**
Classified as accounts due from customers for contract work (note 9)	-	(48,570)	(48,570)
	7,201	**67,294**	**67,489**

At 31 December 2004 accounts receivable from Promtorgbank mainly consisted of promissory notes issued by Promtorgbank (at 31 December 2003 – bank deposits in Promtorgbank).

At 31 December 2003 accounts receivable from OOO Invest Aktiv represented an interest-free loan in the amount of US$11,270. This was received during 2004.

On 20 May 2004 the Group sold to certain members of the management (Nikolaev S.V., Zharkov N.S, Lipsky S.V., Grabovec L.G., Aivasov M.G., Andriyashin V.P., Kosolapov M.V.) the oil and gas equipment and shipbuilding business segments. Although Lipsky S.V. and Nikolaev S.V continue to work in OMZ, in total they held less than 20% of MNP shares at 20 May 2004 and their shares were sold by the end of the year and they did not have any influence on MNP's transactions, therefore the transactions with MNP were not considered as related party transactions after the date of disposal (May 2004).

The share of OMZ Group in the net assets of MNP at the date of disposal was US$103,975 for consideration received of US$50,000. In addition, at the date of disposal MNP companies had borrowings totalling US$71,657, including a VTB loan of US$44,964.

(in thousands of US dollars unless otherwise stated)

7. Balances and transactions with related parties (continued)

Accounts receivable from related parties, long-term, consisted of the following:

	Continuing operations		Entity
	2004	**2003**	**2003**
Promtorgbank	-	948	948
Other	-	-	1,753
Total due from related parties – long-term	**-**	**948**	**2,701**

Accounts payable to related parties consisted of the following:

	Continuing operations		Entity
	2004	**2003**	**2003**
ZAO Atomstroyexport	-	92,682	95,111
OOO Industrial Investments Holding Company	213	-	-
Promtorgbank	13	10,470	13,643
Other	405	175	916
	631	**103,327**	**109,670**
Classified as advances received for contract work (note 17)	-	(92,682)	(92,682)
	631	**10,645**	**16,988**

At 31 December 2003 the weighted average effective interest rate on RR denominated and US dollar loans from Promtorgbank totalled 15.4 percent and 11.4 percent, respectively for continuing operations and 15.4 percent and 11.3 percent for entity.

The interest expense included in the consolidated income statement on loans from Promtorgbank amounted to US$382 in 2004, and US$722 in 2003 for continuing operations and US$747 for entity.

Cash held in the Promtorgbank bank account at 31 December 2004 totalled US$3,066 (31 December 2003: US$4,277 for continuing operations and US$6,742 for entity).

The fair value of these balances approximates their carrying amounts.

Key management compensation

The remuneration paid to the directors of the Company is determined in respect of the period from one annual general meeting to the next. The most recent annual general meetings of the Company were held on 16 November 2004 and on 30 June 2003. During the years ended 31 December 2004 and 2003, the aggregate compensation to the directors included in general and administrative expenses in the consolidated income statement amounted to US$2,879 and US$2,925, respectively.

In addition, each director who was a member of the board of directors as at 28 June 2001 had an option to purchase up to 1 thousand shares for US$3.66 per share as part of the remuneration approved at the annual general meeting of the Company on 28 June 2001 and each of the directors who was a member of the board of directors as at 26 June 2002 had an option to purchase up to 10 thousand shares for US$5.17 per share which was approved at the annual general meeting of the Company on 26 June 2002. All of the share options approved in 2001 were exercised in March 2003 whilst the share options approved in 2002 were exercised in December 2003. In December 2002 three members of the board of directors, Mr. Bendookidze, Mr. Kazbekov and Mr. Kosolapov, received share options of 42 thousand, 42 thousand and 40 thousand shares, respectively, each at US$0.1 per share as compensation for services during the years 2000-2002. These share options were exercised in February 2003 and were recognised in the Group's consolidated income statement for the year ended 31 December 2002 at a cost of US$707.

In addition to the share options referred to above, in December 2002 the board of directors of the Company approved two share option plans for its top executives. These share option programs were terminated during 2004 (note 21).

(in thousands of US dollars unless otherwise stated)

7. Balances and transactions with related parties (continued)

Key management compensation (continued)

Share option type "A" was approved for the Company's top executives, to become effective on 1 January 2003. Under this share option plan 97.5 thousand of the Company's common treasury shares were vested over a one year period as compensation for the executives' services during 2003. The exercise price of the share option was US$0.5 per share. The value of top executives' services in respect of this share option scheme was recognised in the Group's consolidated income statement for the year ended 31 December 2003 at a cost of US$563.

Under the Share option type "B", 266 thousand of the Company's common treasury shares could vest over the period from 2003 to 2005, and 520 thousand shares could vest over the period from 2003 to 2006. The exercise price of these share options was US$0.5 per share. The full vesting of 266 thousand shares was conditional upon the Company's share price reaching US$11 over the three year period ending 31 December 2005, and the vesting of 520 thousand shares was conditional on the share price reaching $11.5 during the four years ending 31 December 2006. Among other conditions, share option agreements with executives for 730 thousand shares specified that the options vested upon a change of the Chief Executive Officer.

The cost of these two share option schemes was recognised in the Group's consolidated income statement for the year ended 31 December 2003 at a cost of US$3,999. During 2004 no other share options programs were approved and no cost was therefore recorded.

As at 31 December 2003, the Company had provided guarantees in respect of certain members of senior management of up to US$187. As at 31 December 2004, there were no guarantees remaining.

8. Cash and cash equivalents

Cash and cash equivalents comprise the following:

	Continuing operations		Entity
	2004	**2003**	**2003**
RR denominated cash on hand and balances with banks	5,153	6,780	12,883
CZK denominated cash on hand and balances with banks	12,756	-	-
EURO denominated balances with banks	5,464	212	1,274
US$ denominated balances with banks	936	677	7,106
Other currency denominated balances with bank	84	380	2,798
	24,393	**8,049**	**24,061**

9. Trade and other receivables

	Continuing operations		Entity
	2004	**2003**	**2003**
Trade receivables	140,689	33,567	31,257
Receivable from related parties (note 7)	7,201	67,294	67,489
Accounts due from customers for contract work	80,087	61,727	77,201
VAT recoverable	43,163	34,991	51,031
VAT on advances from customers	21,670	18,652	21,124
Other taxes receivable	7,750	9,500	13,040
Advances to suppliers	103,869	33,663	84,598
Forward foreign exchange contracts – cash flow hedges	3,475	-	-
Other receivables	35,332	22,474	10,398
	443,236	**281,868**	**356,138**

Accounts receivable are denominated in Russian Roubles except for US$214,592 and US$54,732 of accounts receivable denominated in US dollars and CZK at 31 December 2004 respectively (at 31 December 2003 US$49,031 and nil CZK for continuing operations; US$58,401 and nil CZK for entity)

(in thousands of US dollars unless otherwise stated)

9. Trade and other receivables (continued)

Provisions for impairment offset against the account receivable balances are as follows:

	Continuing operations		Entity
	2004	**2003**	**2003**
Trade receivables	(6,094)	(6,191)	(7,468)
Taxes receivable	-	-	(173)
Advances to suppliers	(2,518)	(655)	(729)
Other receivables	(6,684)	(1,276)	(1,457)
	(15,296)	**(8,122)**	**(9,827)**

The fair value of net accounts receivable approximate their carrying amounts.

10. Inventories

	Continuing operations		Entity
	2004	**2003**	**2003**
Raw materials	60,108	58,272	91,921
Work in progress	82,636	68,393	88,980
Finished goods	40,381	35,356	50,052
Goods in transit	802	5,956	5,958
Provision for obsolete inventory	(38,632)	(35,195)	(42,288)
	145,295	**132,782**	**194,623**

Certain inventories included above totalling US$41,505 (2003: US$73,409 for continuing operations and US$74,059 for Entity) were provided as security under loan agreements (note 18). At 31 December 2004 inventories totalling US$5,719 were carried at fair value less costs to sell (31 December 2003: US$1,948 related to continuing operations and US$1,948 for Entity).

The cost of write-down of inventories recognised as expense amounted to US$3,770 in 2004 (2003: US$2,756 for continuing and US$4,136 for Entity).

11. Other current financial assets

	Continuing operations		Entity
	2004	**2003**	**2003**
Financial assets at fair value through profit and loss	3,512	3,366	4,374
Deposits with banks	-	1,414	3,879
	3,512	**4,780**	**8,253**

At 31 December 2004 financial assets at fair value through profit and loss represent mainly RR denominated bank promissory notes with a weighted average interest rate of 14 percent (31 December 2003: 14 percent for continuing operations and 10 percent for Entity) which management intends to sell within 12 months from the balance sheet date. At 31 December 2003 financial assets at fair value through profit and loss for continuing operations also includes promissory notes, issued by subsidiaries disposed in 2004, of US$2 912 (see Note 3).

The weighted average interest rate on deposits with banks at 31 December 2003 amounted to 10% percent for US$1,414 of RR denominated deposits for continuing operations. (1.6 percent of US$1,815 US dollar denominated deposits and 8.8 percent of US$2,064 of RR denominated deposits for Entity).

(in thousands of US dollars unless otherwise stated)

12. Property, plant and equipment

	Land and buildings	Machinery and equipment	Other	Assets under construction	Total
Balance at 31 December 2003					
Discontinued operations					
Cost	73,190	29,494	5,892	3,642	112,218
Accumulated depreciation	(13,511)	(15,606)	(2,519)	-	(31,636)
Impairment loss recognised	-	(149)	(78)	-	(227)
Net book value discontinued operations	**59,679**	**13,739**	**3,295**	**3,642**	**80,355**
Continuing operations					
Cost	149,804	169,864	17,158	12,393	349,219
Accumulated depreciation	(70,598)	(112,965)	(10,050)	-	(193,613)
Impairment loss recognised	(12)	(10,781)	(753)	(10,491)	(22,037)
Net book value continuing operations	**79,194**	**46,118**	**6,355**	**1,902**	**133,569**
Net book value of the entity at 31 December 2003	**138,873**	**59,857**	**9,650**	**5,544**	**213,924**
Disposal of discontinued operations	(68,796)	(15,630)	(3,449)	(3,643)	(91,518)
Exchange differences	9,980	7,828	395	420	18,623
Disposal of non-core businesses units (note 26)	-	(40)	(170)	(100)	(310)
Addition through acquisition of subsidiaries (note 6)	41,351	43,303	2,125	1,343	88,122
Additions	1,447	7,999	383	228	10,057
Disposals	(4,480)	(2,578)	(1,925)	(108)	(9,091)
Depreciation	(4,341)	(10,294)	(2,239)	-	(16,874)
Impairment (charge) release	1,895	(13,325)	(778)	573	(11,635)
Closing net book value	**115,929**	**77,120**	**3,992**	**4,257**	**201,298**
Balance at 31 December 2004					
Cost	182,136	231,150	23,260	13,043	449,589
Accumulated depreciation	(63,612)	(133,188)	(17,176)	-	(213,976)
Impairment loss recognised	(2,595)	(20,842)	(2,092)	(8,786)	(34,315)
Net book value at 31 December 2004	**115,929**	**77,120**	**3,992**	**4,257**	**201,298**

Comparative information for the year 2003:

	Land and buildings	Machinery and equipment	Other	Assets under construction	Total
Balance at 31 December 2002					
Cost	210,026	190,688	21,922	23,385	446,021
Accumulated depreciation	(89,388)	(129,027)	(11,595)	-	(230,010)
Impairment loss recognised	(12)	(17,558)	(1,737)	(12,201)	(31,508)
Net book value	**120,626**	**44,103**	**8,590**	**11,184**	**184,503**
Opening net book value	120,626	44,103	8,590	11,184	184,503
Exchange differences	9,151	3,277	540	821	13,789
Addition through acquisition of subsidiaries (note 6)	12,566	2,798	882	25	16,271
Additions	5,478	14,669	2,906	(6,566)	16,487
Disposals	(713)	(2,113)	(535)	(1,630)	(4,991)
Depreciation	(8,235)	(7,864)	(2,988)	-	(19,087)
Impairment release	-	4,987	255	1,710	6,952
Closing net book value	**138,873**	**59,857**	**9,650**	**5,544**	**213,924**
Balance at 31 December 2003					
Cost	222,994	199,358	23,050	16,035	461,437
Accumulated depreciation	(84,109)	(128,571)	(12,569)	-	(225,249)
Impairment loss recognised	(12)	(10,930)	(831)	(10,491)	(22,264)
Net book value at 31 December 2003	**138,873**	**59,857**	**9,650**	**5,544**	**213,924**

(in thousands of US dollars unless otherwise stated)

12. Property, plant and equipment (continued)

In 2004 the fixed assets of the acquired ŠKODA companies were appraised by an independent appraiser and were accounted for at fair value.

At 31 December 2004 bank borrowings are secured on properties with a carrying value of US$13,650 (2003: US$18,029- continuing operations and US$18,922 for Entity) (Note18).

At 31 December 2004 and 31 December 2003 the gross carrying value of fully depreciated property, plant and equipment was US$113,521 and US$93,475 respectively for continuing operations and US$99,362 at 31 December 2003 for Entity.

In the year ended 31 December 2004, management assessed the recoverable amount of property, plant and equipment and the adequacy of impairment losses and release recognised in prior periods. An impairment charge totalling US$13,112 was recorded in 2004 in relation to Uralmash property, plant and equipment, which relates to the machinery equipment manufacturing segment, mainly due to a significant increase of raw materials prices and a corresponding reassessment of the future cash flows. In 2003 there was a release of US$6,394, mainly due to a decrease in the discount rate applied to future cash flows. Discount rates of 10.9 percent and 16.0 percent for US dollar denominated and Russian Rouble denominated cash flows, respectively, have been used in estimating the recoverable value through discounted cash flows at 31 December 2004 (12.2 percent and 19.6 percent at 31 December 2003).

Land and buildings include 120 plots of land in Bolevec (Czech Republic) with a total area of 336,511 square meters and 36 plots in Plzen (Czech Republic) with a total area of 126,523 square meters. Uralmash and Izhorskiye Zavody signed 20-49 year rental agreements, under which rent payments are negotiated annually.

13. Deposit on investments

Deposit on investments at 31 December 2003 represented balances on escrow accounts for the acquisition of ŠKODA companies. The deposit balance was applied in partial settlement of the purchase price of the transaction during 2004.

14. Intangible assets

	Goodwill	Trade marks	Other	Total
Balance at 31 December 2003				
Discontinued operations				
Cost	8,574	-	14,405	22,979
Accumulated amortisation	-	-	(14)	(14)
Impairment loss recognised	(4,633)	-	(13,923)	(18,556)
Net book value discontinued operations	**3,941**	-	**468**	**4,409**
Continuing operations				
Cost	7,035	-	3,592	10,627
Accumulated amortisation	(200)	-	(622)	(822)
Impairment loss recognised	-	-	-	-
Net book value continuing operations	**6,835**	-	**2,970**	**9,805**
Net book value of the entity at 31 December 2003	**10,776**	-	**3,438**	**14,214**
Disposal of discontinued operations	(3,773)	-	(1,362)	(5,135)
Additions through acquisition of subsidiaries (note 6)	-	15,119	23,688	38,807
Additions	-	-	283	283
Disposal of non-core businesses (note 26)	(2,306)	-	(93)	(2,399)
Amortisation (for goodwill acquired before 1 April 2004)	(380)	(152)	(1,599)	(2,131)
Impairment charge	(3,818)	-	-	(3,818)
Exchange differences	256	691	1,183	2,130
Closing net book value	**755**	**15,658**	**25,538**	**41,951**
Balance at 31 December 2004				
Cost	5,152	15,816	27,853	48,821
Accumulated amortisation	(579)	(158)	(2,315)	(3,052)
[illegible]	(3,818)			(3,818)

(in thousands of US dollars unless otherwise stated)

14. Intangible assets (continued)

Comparative information for the year 2003:

	Goodwill	Other	Total
Balance at 31 December 2002			
Cost	5,693	14,489	20,182
Accumulated amortisation	(37)	(560)	(597)
Impairment loss recognised	(2,813)	(12,904)	(15,717)
Net book value	**2,843**	**1,025**	**3,868**
Addition through acquisition of subsidiary	7,122	252	7,374
Addition through acquisition of additional share in subsidiaries (note 6)	3,808	-	3,808
Additions	-	2,346	2,346
Disposals	-	(40)	(40)
Amortisation	(163)	(226)	(389)
Impairment charge	(2,839)	-	(2,839)
Exchange differences	5	81	86
Closing net book value	**10,776**	**3,438**	**14,214**
Balance at 31 December 2003			
Cost	15,609	17,997	33,606
Accumulated amortisation	(200)	(636)	(836)
Impairment loss recognised	(4,633)	(13,923)	(18,556)
Net book value at 31 December 2003	**10,776**	**3,438**	**14,214**

Trade marks consist of trade marks "ŠKODA" used by ŠKODA JS a.s. and ŠKODA Kovarny s.r.o. The fair values of these trade marks were evaluated by American Appraisal using the income approach, referred to as the "relief from royalty" method.

Other intangible assets mostly consist of patented and non-patented technologies (net book value at 31 December 2004 is US$13,781 and US$0 at 31 December 2003) and research and development costs (net book value at 31 December 2004 is US$4,973 and US$896 at 31 December 2003).

15. Non-current financial assets

	Continuing operations		Entity
	2004	**2003**	**2003**
Receivable from Vneshtorgbank ("VTB")	-	-	36,806
Available for-sale financial assets	5,465	3,208	3,688
Receivable from related parties (note 7)	-	948	2,701
Advances issued	16,168	586	632
Forward foreign exchange contracts – cash flow hedges	715	-	-
Accounts due from customers for contract work	10,798	-	-
Long-term bank deposits	21,633	-	-
Other receivables	1,888	2,248	6,024
	56,667	**6,990**	**49,851**

As at 31 December 2004 long-term advances issued represent mainly advances paid by ŠKODA JS a.s. for long-term contracts.

Accounts due from customers for contract work represent the amount receivable under the agreements related to the construction of the Liang Yung Gang nuclear power plant in China.

At 31 December 2004 available for-sale financial assets are mainly represented by investments in Promtorgbank (PTB) of US$1,661 (2.73% of PTB share capital), in OAO Power Machines of US$1,285 (0.37% of its shares) and in UJV Rez of US$2,042 (17.4% of the shares) (31 December 2003: investments in PTB shares of US$1,824, and in ZAO Transkat of US$460, sold in 2004).

(in thousands of US dollars unless otherwise stated)

15. Non-current financial assets (continued)

As at 31 December 2003, the Company owed Vneshtorgbank US$36.8 million in connection with an order received by the Group for a diesel submarine for the Chinese Navy through Rosoboronexport. Pursuant to an arrangement with Vneshtorgbank, Vneshtorgbank issued a guarantee to the Chinese Ministry of Defence in respect of Rosoboronexport's performance bond, which was issued as a result of advance payments made to the Group through Rosoboronexport. Due to a statutory requirement that significant bank guarantees are collateralised, the Company provided Vneshtorgbank with promissory notes issued by Vneshtorgbank and purchased by the Group with funds advanced to the Company by Vneshtorgbank by way of an unsecured loan of US$36.8 million. Both the promissory notes and the unsecured loan denominated in US dollars, bear effective interest at a rate of 8.4 percent and mature in September 2005. These assets and liabilities were effectively disposed of as part of the sale of discontinued operations. The VTB promissory notes were classified in the balance sheet as other non-current assets and the loan payable to VTB was classified as other non-current liabilities at 31 December 2003 (note 20).

An amount of US$21,633 deposited in bank accounts is assigned specifically to guarantee contractual agreements with customers and will be released gradually as the individual projects are completed.

16. Negative goodwill

Balance at 31 December 2003	
Discontinued operations	(15,519)
Continuing operations	(26,977)
Balance of the Entity at 31 December 2003	**(42,496)**
Disposal of discontinued operations	17,879
Disposal related to sold property, plant and equipment	2,373
Amortisation	1,292
Exchange differences	(1,427)
Balance at 31 December 2004	**(22,379)**

Comparative information for the year 2003:

	2003
Balance at 31 December 2002	(33,709)
Acquisition of additional shares in subsidiaries and additions through acquisitions of subsidiaries (note 6)	(9,222)
Amortisation	3,102
Exchange differences	(2,667)
Balance at 31 December 2003	**(42,496)**

17. Trade and other accounts payable

	Continuing operations		**Entity**
	2004	**2003**	**2003**
Trade payables	107,898	32,699	36,352
Payables to related parties (note 7)	631	10,645	16,988
Advances received	49,946	38,527	63,405
Advances received for contract work	125,885	92,682	92,682
Accounts due to customers for contract work	49,194	-	17,779
Deferred VAT	30,373	21,788	22,772
Short-term portion of long-term taxes payable (note 19)	5,746	5,648	6,255
Other taxes payable	10,242	15,884	25,317
Payroll accounts payable	9,584	8,718	14,555
Provisions for liabilities and charges (note 29)	18,384	5,792	15,026
Other payables and accrued expenses	54,009	21,763	12,365
	461,892	**254,146**	**323,496**

At 31 December 2004 accounts payable were primarily denominated in Russian Roubles except for US$163,985 and US$106,209 of accounts payable denominated in US dollars and Czech Koruna respectively. (at 31 December 2003 US$95,911 for continuing operations and US$96,456 for Entity both denominated in US dollars).

(in thousands of US dollars unless otherwise stated)

18. Borrowings

Short-term borrowings

	Continuing operations		Entity
	2004	**2003**	**2003**
Banks:			
US$ denominated fixed rate	61,746	48,763	49,074
RR denominated fixed rate	47,149	80,788	91,185
US$ denominated floating rate	9,116	30,182	30,182
EURO denominated floating rate	688	648	648
Romanian lei fixed rate	-	-	590
	118,699	**160,381**	**171,679**
Other US$ denominated fixed rate	-	2,500	3,501
Other RR denominated fixed rate	-	4,537	2,589
	118,699	**167,418**	**177,769**
Add: current portion of non-convertible bonds	-	26,482	26,482
Add: current portion of long-term debt	3,346	1,136	1,136
	122,045	**195,036**	**205,387**

At 31 December 2004 other RR denominated fixed rate short-term borrowings include borrowings from MNP companies in the amount of US$2,003.

The effective interest rates at the balance sheet dates were as follows:

	Continuing operations		Entity
	2004	**2003**	**2003**
Banks:			
US$ denominated fixed rate	8.79%	6.96%	10.20%
RR denominated fixed rate	10.31%	8.15%	11.00%
US$ denominated floating rate	6.41%	LIBOR plus 4.2	LIBOR plus 4.2
EURO denominated floating rate	EURIBOR plus 5.5	EURIBOR plus 4.2	EURIBOR plus 4.2
Romanian lei fixed rate			23.00%
Other US$ denominated fixed rate	-	3.20%	3.20%
Other RR denominated fixed rate	-	4.10%	4.10%

As at 31 December 2004, short-term borrowings totalling US$13,650 and US$38,394 (31 December 2003: US$55,105 and US$30,023) are secured on the property and inventory of the Group, respectively for continuing operations. The Group total amounts of borrowings secured on the property and inventory at 31 December 2003 were US$55,998 and US$30,023. The carrying amount of pledged inventory and property, plant and equipment is disclosed in notes 10 and 12, respectively.

Long-term borrowings

	Continuing operations		Entity
	2004	**2003**	**2003**
Banks:			
RR denominated fixed rate	37,124	10,864	10,864
US$ denominated fixed rate	37,100	-	-
US$ denominated floating rate	1,664	2,839	2,839
EURO denominated floating rate	621	380	380
Romanian lei fixed rate	-	-	183
	76,509	**14,083**	**14,266**
Non-convertible bonds	24,275	57,038	57,038
	100,784	**71,121**	**71,304**
Less : current portion of non-convertible bonds	-	(26,482)	(26,482)
Less: current portion of long-term debt	(3,346)	(1,136)	(1,136)
Total long-term borrowings	**97,438**	**43,503**	**43,686**

(in thousands of US dollars unless otherwise stated)

18. Borrowings (continued)

Long-term borrowings (continued)

The effective interest rates at the balance sheet dates were as follows:

	Continuing operations		Entity
	2004	**2003**	**2003**
Banks:			
RR denominated fixed rate	10.94%	10.50%	10.50%
US$ denominated floating rate	9.21%	-	-
EURO denominated floating rate	LIBOR plus 6.35	LIBOR plus 6.4	LIBOR plus 6.4
Romanian lei fixed rate	EURIBOR plus 4.2	EURIBOR plus 4.2	EURIBOR plus 4.2
US$ denominated fixed rate			24.00%
Non-convertible bonds	13.49%	14.40%	14.40%

The re-pricing period for Floating interest rates is every six months.

At 31 December 2004 long-term loans had the following maturity profile:

	2005	**2006**	**2007**	**2008 and after**	**Total**
Banks:					
US$ denominated floating rate	832	832	-	-	1,664
EURO denominated floating rate	414	207	-	-	621
US$ denominated fixed rate	2,100	-	35,000	-	37,100
RR denominated fixed rate	-	32,376	4,748	-	37,124
	3,346	**33,415**	**39,748**	-	**76,509**
Non-convertible bonds	-	-	-	24,275	24,275
	3,346	**33,415**	**39,748**	**24,275**	**100,784**

The Group is required to make an offer for early repayment of non-convertible bonds at par totalling US$24,275 in September 2005.

At 31 December 2003 long-term loans related to continuing operations had the following maturity profile:

	2004	**2005**	**2006**	**2007 and after**	**Total**
Banks:					
RR denominated fixed rate	-	10,864	-	-	10,864
US$ denominated floating rate	756	-	2,083	-	2,839
EURO denominated floating rate	380	-	-	-	380
	1,136	**10,864**	**2,083**	-	**14,083**
Non-convertible bonds	26,482	-	-	30,556	57,038
	27,618	**10,864**	**2,083**	**30,556**	**71,121**

At 31 December 2003 long-term loans for Entity had the following maturity profile:

	2004	**2005**	**2006**	**2007 and after**	**Total**
Banks:					
RR denominated fixed rate	-	10,864	-	-	10,864
US$ denominated floating rate	756	-	2,083	-	2,839
EURO denominated floating rate	380	-	-	-	380
Romanian lei fixed rate	-	-	183	-	183
	1,136	**10,864**	**2,266**	-	**14,266**
Non-convertible bonds	26,482	-	-	30,556	57,038
	27,618	**10,864**	**2,266**	**30,556**	**71,304**

(in thousands of US dollars unless otherwise stated)

18. Borrowings (continued)

Long-term borrowings (continued)

The carrying amounts and fair values of long-term debt are as follows:

	Continuing operations				Entity	
	2004		2003		2003	
	Carrying amounts	Fair values	Carrying amounts	Fair values	Carrying amounts	Fair value
Banks	73,163	73,163	12,947	12,522	13,130	12,705
Non-convertible bonds	24,275	24,275	30,556	30,852	30,556	30,852

The fair value of long-term debt is estimated by discounting the future contractual cash outflows at the market interest rate available to the Group at the balance sheet date of 9.5 percent for US$ denominated borrowings and 11.5 percent for RR denominated borrowings (31 December 2003: 10 percent for US dollar denominated and 15 percent for RR denominated for continuing operations and Entity).

As at 31 December 2004, long-term borrowings totalling nil and US$3,111 (31 December 2003: US$1,513 and US$10,866) included above are secured on the property, plant and equipment and inventory of the Group, respectively. The carrying amount of pledged inventory and property, plant and equipment is disclosed in notes 10 and 12, respectively. Furthermore, at 31 December 2004, long-term borrowing in the amount of US$32,434 is secured on 31.5% of the ordinary shares of OAO Izhorskiye Zavody.

At 31 December 2004, the Group short-term borrowings from ING Bank in amount of US$35,000 was secured by the guarantee of VTB.

At 31 December 2004 the Group had unused borrowing facilities of US$107,975 (31 December 2003: US$21,950 for continuing operations and US$21,950 for Entity).

Domestic non-convertible bonds

Balance at 1 January 2003	**28,599**
Issuance (par value RR 1 thousand totalling RR'mln 900)	30,556
Repayment (par value RR 1 thousand totalling RR'mln 130)	(4,389)
Amortization of discount	14
Exchange differences	2,258
Balance at 31 December 2003	**57,038**
Repayment (par value RR 1 thousand totalling RR'mln 780)	(27,359)
Repayment (par value RR 1 thousand totalling RR'mln 226)	(7,740)
Effect of exchange rate changes	2,336
Balance at 31 December 2004	**24,275**

19. Long-term taxes payable

Long-term taxes payable mainly comprise various taxes payable to the state and local budgets and non-budget funds of the Russian Federation which were previously past due and which have been restructured to be repaid over a period of up to 10 years.

	Continuing operations		Entity
	2004	2003	2003
Current	5,746	5,648	6,255
1 to 2 years	7,945	5,291	6,472
2 to 3 years	314	9,843	10,538
3 to 4 years	88	3,251	3,436
4 to 5 years	70	3,038	3,232
Thereafter	1,589	5,159	5,489
Total restructured	**15,752**	**32,230**	**35,422**
Less: current portion of taxes payable (note 17)	(5,746)	(5,648)	(6,255)
Long-term portion of restructured taxes	**10,006**	**26,582**	**29,167**

(in thousands of US dollars unless otherwise stated)

19. Long-term taxes payable (continued)

At 31 December 2004 long-term taxes payable bore an effective interest rate of 5.5 percent per annum (31 December 2003: 5.5 percent).

The fair value of long-term taxes payable at 31 December 2004 totalled US$8,805 (31 December 2003: US$19,489- for continuing operations and US$23,752 – for entity). The fair value of long-term taxes payable is estimated by discounting the future cash outflows in accordance with the terms of restructured tax agreements at the market interest rate available to the Group at the balance sheet date of 11.5 percent (31 December 2003: 15 percent).

20. Other long-term liabilities

	Continuing operations		Entity
	2004	**2003**	**2003**
Payable to VTB (note 15)	-	-	36,806
Other long-term liabilities	8,877	1,905	2,709
	8,877	**1,905**	**39,515**

At 31 December 2004 other long-term liabilities comprised letters of credit, related to an agreement with Syrian Petroleum Company, for the supply of electrical drilling rigs. The amount of US$5,080 is payable in 2006 and US$3,797 in 2007.

21. Equity

	Number of outstanding shares (thousands)		Number of treasury shares (thousands)		Share capital		Treasury shares	
	Preference shares	Ordinary shares	Preference shares	Ordinary shares	Preference shares	Ordinary shares	Preference shares	Ordinary shares
At 1 January 2002	**2,750**	**35,350**	**-**	**(3,975)**	**26**	**340**	**-**	**(38)**
Currency translation	-	-	-	-	2	26	-	
Employees share option scheme:								
- proceeds from sale of treasury shares	-	-	-	510	-	-	-	2
Acquisition of additional shares in subsidiaries	-	-	-	245	-	-	-	3
At 31 December 2003	**2,750**	**35,350**	**-**	**(3,220)**	**28**	**366**	**-**	**(33)**
Currency translation	-	-	-	-	2	23	(1,183)	(896)
Additional issue of shares	-	130	-	-	-	-	-	-
Employees share option scheme:								
- proceeds from sale of treasury shares	-	-	-	730	-	-	-	105
Purchase of treasury shares	-	-	(2,720)	(2,061)	-	-	(24,179)	(18,321)
At 31 December 2004	**2,750**	**35,480**	**(2,720)**	**(4,551)**	**30**	**389**	**(25,362)**	**(19,145)**

At 31 December 2004 the authorised number of ordinary and preference shares totalled 70,700 thousand and 2,750 thousand (31 December 2003: 35,350 thousand and 2,750 thousand), respectively, both with a nominal value per share of RR 0.1.

At 31 December 2004 the issued number of ordinary and preference shares totalled 35,480 thousand and 2,750 thousand. (31 December 2003: 35,350 thousand and 2,750 thousand).

Preference shares represent cumulative preferred stock without voting rights, except in certain circumstances pertaining to the liquidation or reorganization of the Company, or changes in the charter documents. They earn dividends at 12% per annum of their nominal value, and have a liquidation value of RR 0.1 per share.

Treasury shares represent ordinary and preference shares owned by subsidiaries. In accordance with the Company's corporate governance policy these shares represent non-voting stock.

(in thousands of US dollars unless otherwise stated)

21. Equity (continued)

During 2004 the Group exchanged treasury ordinary shares for preference shares at a ratio of four ordinary shares for five preference shares. Accordingly, 2,176 thousand treasury ordinary shares were exchanged for 2,720 thousand preference shares.

At 31 December 2004 the hedging reserve represented the effective portion of changes in the fair value of derivatives in the amount of US$812.

A dividend was declared in 2004 in respect of 2003 to holders of preference shares of RR 0.012 per share (in 2003 in respect of 2002 RR 0.012 per share). No dividend was declared on ordinary shares during 2004 and 2003.

The statutory accounting reports of the Company are the basis for profit distribution and other appropriations. Russian legislation identifies the basis of distribution as the net profit. For 2004, the current year net statutory profit for the Company as reported in the published annual statutory reporting forms was equivalent to US$160. However, this legislation and other statutory laws and regulations dealing with distribution rights are open to legal interpretation and accordingly management believes at present it would not be appropriate to disclose an amount as "distributable reserves" in these financial statements.

Share options

In December 2002, the Company's Board of Directors approved a plan to distribute 442.5 thousand treasury shares to the Company's employees at a price of US$0.1 per share as compensation for their services during the period 2000-2002. 124 thousand of these share options were granted to the Company's key management (note 7). These share options were recognised in the Group's consolidated income statement for the year ended 31 December 2002 at a cost of US$2,490.

Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

	2004		2003	
	Average exercise price, US$	Share options (thousands)	Average exercise price, US$	Share options (thousands)
Balance at 1 January	**0.5**	**893**	**0.6**	**1,164**
Granted	-	-	0.5	239
Exercised	0.5	(730)	0.8	(510)
Expired	0.6	(163)	-	-
Balance at 31 December	**-**	**-**	**-**	**893**

In 2004 the share option program was terminated (note 7).

The fair value of options granted during 2003, determined using the Black-Scholes valuation model, was US$3,999. The significant inputs into the model were share price of US$5.825, at the grant date, exercise price discussed above (note 7), standard deviation of expected share price returns of 32%, option life (note 7), and annual risk-free interest rate of 3.10%. The volatility measured at the standard deviation of the expected share price returns is based on a statistical analysis of weekly share prices over the last three years.

During 2004 the weighted average market price of the Company's shares was US$7.7 (2003: US$6.4).

22. Construction contracts

During 2004 the revenues and gross margin recognised on long-term-contracts amounted to:

	Continuing operations		Entity
	2004	2003	2003
Contract revenue	95,869	98,018	215,470
Contract costs	(78,166)	(64,983)	(163,053)
Gross margin	**17,703**	**33,035**	52,417

(in thousands of US dollars unless otherwise stated)

22. Construction contracts (continued)

The Group's financial position with respect to construction contracts is disclosed in notes 9 and 17.

Construction contracts in progress:

	Continuing operations	
	2004	**2003**
Contract costs incurred and recognised profits (less losses) to date	1,045,069	184,040
Advances received on construction contracts	211,223	95,852

At 31 December 2004 the contract costs incurred and recognised profits (less losses) to date in the amount of US$790,774 and the advances received on construction contracts in the amount of US$86,611 related to ŠKODA JS a.s.

23. Cost of sales

	Continuing operations		Entity
	2004	**2003**	**2003**
Changes in inventories of finished goods and work in progress	(25,373)	(7,921)	(17,188)
Materials and components used	246,292	102,436	177,767
Labor costs	71,956	67,853	115,161
Gas and fuel	53,218	38,301	65,846
Services	40,400	19,191	9,919
Depreciation	14,537	7,424	17,370
Amortisation of intangible assets	1,040	-	-
Amortisation of negative goodwill	(1,292)	(1,131)	(3,102)
Other	21,005	9,162	27,206
	421,783	**235,315**	**392,979**

24. Selling expenses

	Continuing operations		Entity
	2004	**2003**	**2003**
Transportation	6,563	3,255	3,869
Services	11,037	6,899	8,833
Labour costs	2,658	736	906
Other	900	1,303	1,367
	21,158	**12,193**	**14,975**

25. General and administrative expenses

	Continuing operations		Entity
	2004	**2003**	**2003**
Taxes	6,736	9,407	12,344
Labour costs	45,247	41,618	59,012
Amortisation of intangibles	1,091	-	389
Depreciation	2,337	1,483	1,717
Services	20,081	26,533	28,316
Administration overheads	7,591	6,721	14,647
	83,083	**85,762**	**116,425**

(in thousands of US dollars unless otherwise stated)

26. Other operating income and expenses

	Continuing operations		Entity
	2004	**2003**	**2003**
Profit from sales of non-core subsidiaries	21,352	14,666	14,666
Change in provision for impairment of receivables (note 9)	(889)	(1,158)	(2,245)
Change in provision for obsolete inventory (note 10)	(4,186)	(1,417)	(5,618)
Impairment release (charge) on property, plant and equipment (note 12)	(13,871)	7,279	6,952
Impairment charge on intangible assets (note 14)	(6,124)	(2,839)	(2,839)
Gain (loss) on disposal of property, plant and equipment	6,831	3,149	2,940
Gain on release from government financing and tax penalties	9,613	2,738	3,094
Other	925	2,540	1,591
	13,651	**24,958**	**18,541**

During 2004, the management of the Company disposed of the following non-core subsidiaries:

	Consideration	Profit from sales of non-core subsidiaries
OOO GTEK	10,005	5,937
OAO ZSMK	4,500	5,307
OOO Izhora-Energosbit	8,097	4,082
OOO Instrument	7,081	4,378
Other	3,043	1,648
	32,726	**21,352**

In 2004 the cash received from the sale of these non-core subsidiaries amounted to US$12,553. At 31 December 2004 the amount receivable is US$20,173.

During 2003, the management of the Company disposed of its metallurgical equipment business to Severstalmash. Under the agreement Severstalmash acquired the sales and marketing organization and engineering expertise of the metallurgical equipment business as well as the right to use the corresponding trademarks for a total consideration of US$14 million. The sale resulted in the recognition of a gain of US$13 million. The disposal did not result in the transfer of any of the Company's production facilities to Severstalmash.

27. Finance income/(expense) -net

	Continuing operations		Entity
	2004	**2003**	**2003**
Interest expense on borrowings	(26,583)	(20,535)	(21,205)
Interest expense on restructured taxes payable	(526)	(623)	(1,070)
Interest income	2,477	1,041	2,002
Gain (loss) on financial assets through profit and loss and available-for-sale financial assets	5,255	(773)	(1,072)
Foreign exchange gain	21,767	8,328	12,837
	2,390	**(12,562)**	**(8,508)**

28. Income tax

	Continuing operations		Entity
	2004	**2003**	**2003**
Income tax expense/(credit) – current	(1,082)	(613)	(4,061)
Deferred tax expense/(income) – origination and reversal of temporary differences	(11,642)	2,495	(177)
Income tax (benefit) expense	**(12,724)**	**1,882**	**(4,238)**

(in thousands of US dollars unless otherwise stated)

28. Income tax(continued)

The income before taxation for financial reporting purposes is reconciled to the tax expense as follows:

	Continuing operations		Entity
	2004	2003	2003
Profit before taxation and sale of discontinued operations	127,721	14,528	26,926
Theoretical tax charge at statutory rate of 24% (2003 – 24%)	30,653	3,487	6,462
Tax effect of items which are not deductible or assessable for taxation purposes:			
Tax penalties and release of government financing	(2,307)	(2,211)	(544)
Write-off of negative goodwill	(27,338)	-	-
Impairment of goodwill	1,470	-	-
Loss from disposal on non-core businesses	6,881	-	-
Write-off of bad debts	1,303	-	-
Other non-deductible expenses	2,752	2,469	3,755
Non-recognised deferred tax asset movement	(690)	(5,627)	(5,435)
Income tax (benefit) expense	**12,724**	**(1,882)**	**4,238**

Most companies in the Group were subject to tax rates of 24 percent on taxable profits for the year 2004 and 2003 (except ŠKODA companies –28% in 2003-2004, 26% in 2005, 24% in 2006). Deferred tax asset and liabilities are mainly measured at the rate of 24 percent as at 31 December 2004 (31 December 2003: 24 percent).

	31 December 2003	Addition through acquisition of subsidiaries	Disposal of subsidiaries	Exchange difference	Differences recognition and reversals	31 December 2004
Tax effects of deductible temporary differences:						
Provision for impairment of property, plant and equipment	10,057	2,950	(3,972)	464	665	10,164
Provision for impairment of receivables	2,624	731	(425)	130	(3,060)	-
Provision for impairment of investments	2,648	-	(1,789)	88	(162)	785
Accounts payable and accruals	2,021	2,898	(1,569)	87	176	3,613
Provision for inventory	11,107	1,246	(1,696)	567	(1,022)	10,202
Accounts receivable	5,947	1,018	(114)	355	110	7,316
Loss carry-forward	1,964	4,666	(1,964)	131	(1,195)	3,602
Other	2,997	-	(1,922)	82	(757)	400
Tax effects of taxable temporary differences:						
Hyperinflation and fair value adjustments on property, plant and equipment	(13,386)	(15,488)	10,014	(589)	580	(18,869)
Production overheads recognized for tax purposes	(14,372)	-	4,248	(305)	(119)	(10,548)
Accounts receivable recognized using percentage-of-completion method	(12,671)	-	6,529	(620)	(2,364)	(9,126)
Provision for impairment of receivables	-	-	-	(238)	(3,370)	(3,608)
Other	(3,785)	(1,705)	918	(260)	(1,814)	(6,646)
Net tax effect of temporary differences	**(4,849)**	**(3,684)**	**8,258**	**(108)**	**(12,332)**	**(12,715)**
Less non-recognised deferred tax asset	(6,330)	(6,139)	3,011	(572)	690	(9,340)
Total net deferred tax (liability)/assets	**(11,179)**	**(9,823)**	**11,269**	**(680)**	**(11,642)**	**(22,055)**

(in thousands of US dollars unless otherwise stated)

28. Income tax(continued)

Comparative information for the year 2003:

	31 December 2002	Addition through acquisition of subsidiaries	Exchange difference	Differences recognition and reversals	31 December 2003
Tax effects of deductible temporary differences:					
Provision for impairment on property, plant and equipment	11,820	-	741	(2,504)	10,057
Provision for impairment of receivables	2,376	-	190	58	2,624
Provision for impairment of investments	1,692	-	166	790	2,648
Accounts payable and accruals	3,292	-	198	(1,469)	2,021
Provision for inventories	8,815	284	751	1,257	11,107
Accounts receivable	2,936	48	343	2,620	5,947
Loss carry-forward	748	-	105	1,111	1,964
Other	2,797	567	219	(586)	2,997
Tax effects of taxable temporary differences:					
Hyperinflation and fair value adjustments on property, plant and equipment	(11,397)	(1,595)	(863)	469	(13,386)
Production overheads recognized for tax purposes	(12,596)	-	(1,046)	(730)	(14,372)
Accounts receivable recognized using percentage-of-completion method	(7,320)	-	(771)	(4,580)	(12,671)
Other	(1,541)	-	(196)	(2,048)	(3,785)
Net tax effect of temporary differences	**1,622**	**(696)**	**(163)**	**(5,612)**	**(4,849)**
Less non-recognised deferred tax asset	(11,116)	-	(649)	5,435	(6,330)
Total net deferred tax (liability)/assets	**(9,494)**	**(696)**	**(812)**	**(177)**	**(11,179)**

In the context of the Group's current structure, tax losses and current tax assets of the different companies may not be set off against current tax liabilities and taxable profits of other companies and, accordingly, taxes may accrue even where there is a net consolidated tax loss. Therefore, the deferred tax asset of one company of the Group is not offsetable against deferred tax liability of another company. As at 31 December 2004, a deferred tax asset in the amount of US$10,833 (31 December 2003: US$3,689 for continuing operations and US$6,330 for entity) has not been recognised as it is not probable that sufficient taxable profit will be available to allow the benefit of that deferred tax asset to be utilised.

At 31 December 2004 the Group has not recognised a deferred tax liability in respect of US$19,179 (US$18,238 for continuing and for entity in 2003) of temporary differences associated with investments in subsidiaries as the Company is able to control the timing of the reversal of those temporary differences and does not intend to reverse them in the foreseeable future.

29. Provisions for liabilities and charges.

Continuing operations	Provision for loss-making contracts	Provision for warranties	Provision for unused vacations	Provision for legal claims	Provision for spoilage	Other provisions	TOTAL
At 31 December 2003	-	**636**	**3,040**	-	-	**2,116**	**5,792**
Additional reserve through Skoda acquisition	4,663	3,875	1,237	797	144	1,360	12,076
Charge for year	533	1,856	362	1,314	1,493	2,389	7,947
Used during the year	(2,850)	(571)	(1,772)	(215)	(94)	(1,394)	(6,896)
Reversal of provision	-	(2,796)	-	-	-	(110)	(2,906)
Disposal of non-core businesses	-	-	(210)	-	-	-	(210)
Exchange differences	589	476	696	284	209	327	2,581

(in thousands of US dollars unless otherwise stated)

29. Provisions for liabilities and charges (continued)

Provision for loss-making contracts

Provisions for expected losses on loss-making contracts are recognized when the expected revenues are lower than the expected costs to completion. It is expected that US$2,935 will be used during 2005.

Provision for warranties

The Group gives warranties on certain products and undertakes to repair or replace items that fail to perform satisfactorily. A provision of US$3,476 (2003: US$636) has been recognised at the year-end for expected warranty claims based on past experience of the level of repairs and returns. It is expected that US$2,058 will be used during 2005, and US$1,418 during 2006.

Provision for unused vacations

Provision for unused vacations is recognized based on an individual analysis of the unused vacation per individual employees. The amount of US$3,353 is expected to be used during 2005.

Provision for legal claims

The amounts shown comprise gross provisions in respect of certain legal claims brought against the Group by customers. The balance at 31 December 2004 of US$2,180 is expected to be utilised during 2005. In the opinion of the directors, after taking appropriate legal advice, the outcome of these legal claims will not give rise to any significant loss beyond the amounts provided at 31 December 2004.

Provision for spoilage

Provision for spoilage is recognized when there is a significant probability of spoilage in the production of a new product. It is expected that US$1,752 will be used during 2005.

All of these provisions are included in the balance sheet within other payables and accrued expenses (note 17).

30. Contingencies, commitments and operating risks

Capital commitments

As at December 31, 2004 the Group had contractual commitments for the purchase of property, plant and equipment from third parties for US$2,354 (December 31, 2003: US$2,702 for continuing operations and US$2,702 for Entity).

Taxation

Russian tax, currency and customs legislation is subject to varying interpretations, and changes, which can occur frequently. Management's interpretation of such legislation as applied to the transactions and activity of the Group may be challenged by the relevant regional and federal authorities. Recent events within the Russian Federation suggest that the tax authorities may be taking a more assertive position in their interpretation of the legislation and assessments, and it is possible that transactions and activities that have not been challenged in the past may be challenged. As a result, significant additional taxes, penalties and interest may be assessed. Fiscal periods remain open to review by the authorities in respect of taxes for three calendar years preceding the year of review. Under certain circumstances reviews may cover longer periods.

As at 31 December 2004 management believes that its interpretation of the relevant legislation is appropriate and the Group's tax, currency and customs positions will be sustained. Where management believes it is probable that a position cannot be sustained, an appropriate amount has been accrued for in these financial statements.

In particular, management consider that there is a risk of the current classification of revenue from a certain contract to deliver equipment, processed by a Group company in Russia, to Syria as zero-rated for VAT purposes, based on its categorisation as a contract for "processing of goods", may be challenged following recent changes in the Customs

(in thousands of US dollars unless otherwise stated)

30. Contingencies, commitments and operating risks (continued)

Insurance policies

The Group insures all significant property and work-in-progress and shipments in relation to significant contracts. As at 31 December 2004, most of the Group's property is insured.

Environmental matters

The enforcement of environmental regulation in Russian Federation is evolving and the enforcement posture of government authorities is continually being reconsidered. The Group periodically evaluates its obligations under environmental regulations. As obligations are determined, they are recognised immediately. Potential liabilities, which might arise as a result of changes in existing regulations, civil litigation or legislation, cannot be estimated but could be material. In the current enforcement climate under existing legislation, management believes that there are no significant liabilities for environmental damage.

Legal proceedings

During the year, the Group was involved in a number of court proceedings (both as a plaintiff and a defendant) arising in the ordinary course of business. In the opinion of management, there are no current legal proceedings or other claims outstanding, which could have a material effect on the result of operations or financial position of the Group, and which have not been accrued or disclosed in these consolidated financial statements.

Guarantees

At 31 December 2004, the Group has guaranteed the following US dollar denominated loans issued:

Lender	Borrower	Amount of guarantee	Expiry date
OVK	Ural International	1,700	February 2005
Citibank Romania S.A.	UPET S.A.	1,021	May 2005
Kokoda Product Carrier	Shipley Trading Ltd.	1,860	January 2005
Promtorgbank	OMZ-Kran	627	March 2005
VTB	OMZ-Kran	1,600	March 2006
Total		**6,808**	

As at 31 December 2003, the Group guaranteed US dollar denominated bank loans totalling US$3,300 issued to non-core business-units, sold in 2004.

The guarantee issued

At 31 December 2004, the Group has the following guarantees provided in favour of the Group:

Bank	Customer	Amount of guarantee	Expired date
Gazprombank Moskva	Severogazprom	123,332	January 2005
Barclays Bank PLC (Francie)	Framatome, Schneider	7,630	August 2005
Komerční banka	I and C Energo	5,133	August 2005
ČSOB	Solar Turbines	1,876	November 2005
Other	Other	9,920	August 2005-June 2007
Total		**147,891**	

At 31 December 2004, Gazprombank provided the guarantee for Severogazprom in favour of the Group in amount of US$123,332 as security of the letter of credit

At 31 December 2003 the amount of guarantees provided in favour of the group was US$0.

(in thousands of US dollars unless otherwise stated)

30. Contingencies, commitments and operating risks (continued)

At 31 December 2004, the Group borrowings and fulfilment of contract obligations were secured by following third party guarantees:

Customer/Creditor	Guarantor	Amount of guarantee	Expired date
CHEZ	Komerční banka	28,262	August 2005
ING Bank	VTB	3,290	June 2005
PAKS	Bawag Bank CZ	1,859	September 2005
Severogazprom	Česká exportní banka	2,355	November 2005
Framatome S.A.	Komerční banka	1,360	October 2004
Other	Other	1,803	January-November 2005
Total		**38,929**	

At 31 December 2004, Komerční banka issued the guarantee in amount of US$28,262 in favour of CHEZ to secure the fulfilment of ŠKODA JS a.s.obligations under SKŘ Dukovany contract.

Operating environment of the Company

Whilst there have been improvements in the economic situation in the Russian Federation in recent years, the country continues to display some characteristics of an emerging market. These characteristics include, but are not limited to, the existence of a currency that is not freely convertible in most countries outside of the Russian Federation, restrictive currency controls, and relatively high inflation.

The prospects for future economic stability in the Russian Federation are largely dependent upon the effectiveness of economic measures undertaken by the government, together with legal, regulatory, and political developments.

31. Earnings per share

Earnings per share is calculated by dividing the net income attributable to participating shareholders by the weighted average number of ordinary in issue during the period, excluding the average number of ordinary shares purchased by the Group and held as treasury shares (note 22).

Basic earnings per share

	2004			2003		
	Continuing operations	Discontinued operations	Entity	Continuing operations	Discontinued operations	Entity
Weighted average number of ordinary shares outstanding (thousands)	35,426	35,426	35,426	35,350	35,350	35,350
Adjusted for weighted average number of treasury shares (thousands)	(3,446)	(3,446)	(3,446)	(3,481)	(3,481)	(3,481)
Weighted average number of ordinary shares in issue (thousands)	31,980	31,980	31,980	31,869	31,869	31,869
Profit for the year attributable to the Company's equity holders	**59,116**	**4,398**	**63,514**	**20,246**	**4,737**	**24,983**
Basic earnings per share	**1.85**	**0.14**	**1.99**	**0.64**	**0.14**	**0.78**

(in thousands of US dollars unless otherwise stated)

31. Earnings per share (continued)

Diluted earnings per share

Diluted earnings per share is calculated adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. During 2004 and 2003 the Company's only dilutive potential ordinary shares were share options.

	2004			2003		
	Continuing operations	Discontinued operations	Entity	Continuing operations	Discontinued operations	Entity
Weighted average number of ordinary shares in issue (thousands)	31,980	31,980	31,980	31,869	31,869	31,869
Weighted average number of share options outstanding (thousands)	-	-	-	881	881	881
Weighted average number of dilutive shares (thousands)	544	544	544	458	458	458
Weighted average number of ordinary shares for diluted earnings per share (thousands)	32,524	32,524	32,524	33,208	33,208	33,208
Profit for the year attributable to the Company's equity holders	**59,116**	**4,398**	**63,514**	**20,246**	**4,737**	**24,983**
Diluted earnings per share	**1.82**	**0.13**	**1.95**	**0.61**	**0.14**	**0.75**

32. Principal subsidiaries

The principal subsidiaries consolidated within the Group and the share in subsidiaries held by the Group are as follows:

Entity	Country of Incorporation	Activity	2004 % of share capital	2003 % of share capital
OAO Izhorskiye Zavody ("Izhorskiye Zavody")	Russia	Production of equipment for nuclear power plants and mining equipment	80.1	80.1
OAO Ural Heavy Machine-Building Plant ("Uralmash")	Russia	Production of drilling, mining and metallurgical equipment	74.2	74.2
OOO OMZ SpecStal ("SpecStal")	Russia	Production of specialty steels	100	100
OOO OMZ Gornoe oborudovanie i tehnologii («GoiT»)	Russia	Engineering and sales of mining equipment	100	100
ZAO Komplekt Atom Izhora	Russia	Engineering and installation of nuclear power plant equipment	100	100
OOO OMZ Sibir	Russia	Sales of mining equipment	100	75
OOO OMZ	Russia	Corporate services	100	100
ŠKODA JS a.s.	Czech Republic	Production of equipment for nuclear power plants	100	-
ŠKODA Hute	Czech Republic	Production of specialty steels	100	-
ŠKODA Kovarny	Czech Republic	Production of specialty steels	100	-
OMZ Morskie & Neftegazovye Proekty ("OMZ MNP") *	Russia	Engineering and sales of oil and gas equipment and ships	-	100
OAO Krasnoe Sormovo Plant ("Krasnoe Sormovo") *	Russia	Shipbuilding	-	61
OAO SF Almaz ("Almaz") *	Russia	Shipbuilding	-	72.8
OAO Volgograd shipbuilding plant*	Russia	Shipbuilding	-	-

(in thousands of US dollars unless otherwise stated)

32. Principal subsidiaries (continued)

Entity	Country of Incorporation	Activity	2004 % of share capital	2003 % of share capital
OAO NPO Burovaya Tekhnika ("Burovaya Tekhnika") *	Russia	Production of drilling equipment, research and development for oil companies	-	56.8
ZKB Korall *	Ukraine	Design and engineering of offshore oil drilling and production units	-	-
FGL Buyer, LLC *	USA	Design and engineering of offshore oil drilling and production units	-	75
Third International Shipbuilding Plant *	Russia	Shipbuilding	-	73.9
S.C. UPET S.A. ("UPET") *	Romania	Production of mobile rings and components for offshore rigs and multi-purpose metal valves	-	66
OAO Pavlovsky Machinery Plant ("Pavlovsky Machinery Plant") *	Russia	Production of drilling equipment	-	90.8
OAO Zavod Nizhegorodskiy Teplokhod ("Nizhegorodsky Teplokhod")	Russia	Shipbuilding	-	55.7
OOO OMZ-Kran*	Russia	Engineering and sales of handling equipment		100
Shipley Trading Ltd.*	British Virgin Islands	Investing activities		100

*-In 2004 these companies were sold to certain members of the management (see note 7).

33. Financial risk management

Credit risk

Financial assets, which potentially subject the Group's entities to credit risk, consist principally of accounts receivable. The Group has policies in place to ensure that sales of products and services are made to customers with an appropriate credit history. The carrying amount of accounts receivable, net of provision for impairment of receivables, represents the maximum amount exposed to credit risk. The Group has no significant concentrations of credit risk. Although collection of receivables could be influenced by economic factors, management believes that there is no significant risk of loss to the Group beyond the provision already recorded.

Foreign exchange risk

The Group exports production to foreign countries and attracts substantial amount of foreign currency denominated long-term borrowings and is thus exposed to foreign exchange risk. Foreign currency denominated assets and liabilities give rise to foreign exchange exposure.

The Group does not have formal arrangements to mitigate foreign exchange risks of the Group's operations, except for the ŠKODA companies. However, management believes that the Group is secured from foreign exchange risks as foreign currency denominated sales are used to cover repayment of foreign currency denominated borrowings. ŠKODA companies apply the hedging of future cash flows, using financial derivative contracts.

Interest rate risk

The Group's income and operating cash flows are substantially independent of changes in market interest rates. The Group is exposed to interest rate risk through market value fluctuations of interest-bearing long-term borrowings. The majority of interest rates on long-term borrowings are fixed, these are disclosed in note 18. The Group has no significant interest-bearing assets.

34. Post balance sheet events

Sale of Zarubezhenergoproekt.